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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                           CROWN RESOURCES CORPORATION
--------------------------------------------------------------------------------

                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------

                         (Title of Class of Securities)


                                    228569208
                    ----------------------------------------

                                 (CUSIP Number)


                                  KEITH L. POPE
                      PARR, WADDOUPS, BROWN, GEE & LOVELESS
                       185 SOUTH STATE STREET, SUITE 1300
                            SALT LAKE CITY, UT 84111
                                 (801) 532-7840

--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                 AUGUST 2, 2005
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 228569208
          --------------

--------- ----------------------------------------------------------------------
 1 Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

           KINROSS GOLD CORPORATION; EIN 650430083
--------- ----------------------------------------------------------------------
 2         Check the Appropriate Box if a Member of a Group (See Instructions)

              (a)  _____________

              (b)  _____________

--------- ----------------------------------------------------------------------
 3         SEC Use Only


--------- ----------------------------------------------------------------------
 4         Source of Funds (See Instructions)

           WC
--------- ----------------------------------------------------------------------
 5         Check if Disclosure of Legal Proceedings is Required Pursuant to
           Items 2(d) or 2(e)       X
                               -----------

--------- ----------------------------------------------------------------------
 6         Citizenship or Place of Organization

           PROVINCE OF ONTARIO
---------------- --------- -----------------------------------------------------
                  7         Sole Voting Power

                            6,311,633 (1)
    Number of    --------- -----------------------------------------------------
     Shares       8         Shared Voting Power
  Beneficially
   Owned by                 -0-
      Each       --------- -----------------------------------------------------
   Reporting      9         Sole Dispositive Power
     Person
      With                  6,311,633 (1)
                 --------- -----------------------------------------------------
                  10        Shared Dispositive Power

                            -0-
--------- ----------------------------------------------------------------------
 11        Aggregate Amount Beneficially Owned by Each Reporting Person

           6,311,633 (1)
--------- ----------------------------------------------------------------------
 12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                             [ ]

--------- ----------------------------------------------------------------------
 13        Percent of Class Represented by Amount in Row (11)

           12.2%
--------- ----------------------------------------------------------------------
 14        Type of Reporting Person (See Instructions)

           CO
--------- ----------------------------------------------------------------------

(1) The Reporting Person holds a convertible debenture in the principal amount of $10 million, convertible at $1.72414 per share for an aggregate of 5,799,993 shares. The debenture bears interest at 4% per annum. Any unpaid interest at the time of conversion may also be converted into shares of the common stock of Crown Resources Corporation. The potential conversion of unpaid interest is not reflected in these numbers.

Item 1.       Security and Issuer

       (a)    Title of Class of Equity Securities:

              Common stock (the "Common Stock")

       (b)    Name of Issuer:

              Crown Resources Corporation ("Crown")

       (c)    Address of Issuer's Principal Executive Office:

              4251 Kipling Street, Suite 390
              Wheat Ridge, CO 80033

Item 2.       Identity and Background

              Kinross Gold Corporation ("KGC") is an Ontario corporation. Its principal business and principal office are located at 52nd Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3Y2. KGC is engaged in the business of mining and processing of gold and silver ore and the exploration for and acquisition and development of gold bearing properties. During the last five years, neither KGC nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Except as set forth below, during the last five years, neither KGC nor any of its executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which has made any of them once or now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              Mr. John Ivany, an Executive Vice President of KGC, was the subject of enforcement proceedings by the Alberta Securities Commission in Re Cartaway Resources Corp. In its order dated February 22, 2001, the Alberta Securities Commission found that Mr. Ivany, as Chief Executive Officer of Cartaway Resources Corp., had allowed the issuance of a press release which contained a material factual error in violation of the securities laws of the Province of Alberta. As a result, Mr. Ivany was prohibited from acting as a director or officer of any junior issuer for a period of five years and ordered to pay costs in the amount of Cdn. $20,000. The Alberta Securities Commission defined a "junior issuer" as an issuer that has (i) consolidated total assets of less than Cdn. $10,000,000 as shown in the most recent balance sheet of the issuer, (ii) consolidated revenue of less than Cdn. $10,000,000 as shown in the most recent annual income statement of the issuer, or (iii) shareholders' equity of less than Cdn. $10,000,000 as shown in the most recent balance sheet of the issuer. KGC is not a junior issuer under these guidelines.

              The information required by Item C of the General Instructions relating to the executive officers and directors of KGC is set forth on Appendix A hereto, which is incorporated herein by this reference.

Item 3.       Source and Amount of Funds or Other Consideration

              On June 20, 2005, KGC loaned $10,000,000 to Crown in exchange for which Crown issued a Convertible Debenture (the "Debenture") to KGC. Pursuant to the terms of the Debenture, the outstanding principal balance of the Debenture, plus any accrued and unpaid interest thereon (the "Conversion Value"), or any portion thereof, is convertible, as of October 1, 2005, into shares of the Common Stock, on the basis of one share of Common Stock per each 1.72414 dollars ($1.72414) of the Conversion Value, at the sole option of KGC. The Debenture is currently convertible into 5,799,993 shares of the Common Stock plus any shares issuable with respect to accrued but unpaid interest. The source of the funds used for the loan to Crown was the working capital of KGC.

Item 4.       Purpose of Transaction

              The Convertible Debenture was purchased by KGC in connection with the execution of an amendment to the Acquisition Agreement and Agreement and Plan of Merger between KGC and Crown dated November 20, 2003 (the "Acquisition Agreement"). Under the terms of the Acquisition Agreement, KGC has the right, subject to the terms and conditions therein, to acquire Crown as a wholly-owned subsidiary.

Item 5.         Interest in Securities of the Issuer

              (a) and (b)    Pursuant to the terms of the Debenture, KGC has the
              right to convert the Debenture to acquire 5,799,993 shares of the Common Stock. In addition, KGC has the sole voting and dispositive power over an additional 511,640 shares of the Common Stock. The shares of the Common Stock beneficially owned by KGC represent 12.2% of the outstanding shares of the Common Stock.

              (c)    None.

              (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock acquired by KGC.

              (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

              Crown and KGC are parties to the Acquisition Agreement, pursuant to which a subsidiary of KGC will merge with and into Crown and Crown will become a wholly-owned subsidiary of KGC (the "Merger"). Pursuant to the terms of the Acquisition Agreement, all outstanding shares of the Common Stock (other than any shares held by a dissenter) immediately prior to the effective time of the Merger will be converted into the right to receive Common Shares of KGC.

Item 7.       Material to Be Filed as Exhibits

              Exhibit           Description
              -------           -----------

                 A Acquisition Agreement and Agreement and Plan of Merger, as amended

                 B Convertible Debenture (Exhibit A to the Fourth Amendment to Acquisition Agreement and Agreement and Plan of Merger, which is included in Exhibit A attached hereto)

                                   SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         KINROSS GOLD CORPORATION


April 13, 2006                           By:  /s/ Shelley M. Riley
------------------                            ----------------------------------
Date                                          Shelley M. Riley, Vice President,
                                              Administration and Corporate
                                              Secretary

                                  EXHIBIT INDEX


Exhibit                Description
-------                -----------

A Acquisition Agreement and Agreement and Plan of Merger, as amended

B Convertible Debenture (Exhibit A to the Fourth Amendment to Acquisition Agreement and Agreement and Plan of Merger, which is included in Exhibit A attached hereto)

                                           APPENDIX A

                              EXECUTIVE OFFICERS AND DIRECTORS OF
                                    KINROSS GOLD CORPORATION


Name/Title                           Business Address                             Citizenship
----------                           ----------------                             -----------

John A. Brough                       Torwest Inc.                                   Canada
Director                             3125 Windsor Blvd.
                                     Vero Beach, FL 32963

Tye W. Burt                          Scotia Plaza, Suite 5200                       Canada
Director, President, and Chief       40 King Street West
Executive Officer                    Toronto, Ontario M5H 3Y2

Scott A. Caldwell                    Scotia Plaza, Suite 5200                        U.S.
Director, Executive Vice             40 King Street West
President and Chief Operating        Toronto, Ontario M5H 3Y2
Officer

John K. Carrington                   69 John Street                                 Canada
Director                             Thornhill, Ontario L3T 1Y3

Richard S. Hallisey                  30 South Drive                                 Canada
Director                             Toronto, Ontario M4W 1R1

John M. H. Huxley                    Algonquin Power System Inc.                    Canada
Director                             Unit 210
                                     2085 Hurontario Street
                                     Mississauga, Ontario
                                     L5A 4G1

John A. Keyes                        10 Windhaven Drive                             Canada
Director                             The Woodlands, TX 77381

Catherine McLeod-Seltzer             Suite 410-625 Howe Street                      Canada
Director                             Vancouver, British Columbia V6C 2T6

George A. Michals                    One Toronto Street,                            Canada
Director                             Suite 200
                                     Toronto, Ontario M5C 2V6

John E. Oliver                       Scotiabank                                     Canada
Director                             Atlantic Regional Office
                                     1709 Hollis Street, 6th Floor
                                     Halifax, Nova Scotia
                                     B3J 3B7

Terence C.W. Reid                    33 Dunloe Road                                 Canada
Director                             Toronto, Ontario M4V 2W4


Name/Title                           Business Address                             Citizenship
----------                           ----------------                             -----------

Hugh A. Agro                         Scotia Plaza, Suite 5200                       Canada
Sr. Vice President, Corporate        40 King Street West
Development                          Toronto, Ontario M5H 3Y2

Rick A. Baker                        670 Sierra Rose Drive                           U.S.
Sr. Vice President,                  Reno, NV 89511
Environmental, Health &
Safety

J. Michael Doyle                     670 Sierra Rose Drive                           U.S.
Sr. Vice President, Operations       Reno, NV 89511


Stephanie Holtforster                Scotia Plaza, Suite 5200                       Canada
Sr. Vice President, Human            40 King Street West
Resources                            Toronto, Ontario M5H 3Y2

Christopher T. Hill                  30 South Drive                                 Canada
Sr. Vice President, Treasurer        Toronto, Ontario M4W 1R1

John W. Ivany                        Scotia Plaza, Suite 5200                       Canada
Executive Vice President             40 King Street West
                                     Toronto, Ontario M5H 3Y2

Thomas M. Boehlert                   Scotia Plaza, Suite 5200                        U.S.
Executive Vice President and         40 King Street West
Chief Financial Officer              Toronto, Ontario M5H 3Y2

Shelley M. Riley                     Scotia Plaza, Suite 5200                       Canada
Vice President, Administration       40 King Street West
and Corporate Secretary              Toronto, Ontario M5H 3Y2

Ronald W. Stewart                    Scotia Plaza, Suite 5200                       Canada
Sr. Vice President,                  40 King Street West
Exploration                          Toronto, Ontario M5H 3Y2

                                    EXHIBIT A

       ACQUISITION AGREEMENT AND AGREEMENT AND PLAN OF MERGER, AS AMENDED

                            ACQUISITION AGREEMENT AND
                          AGREEMENT AND PLAN OF MERGER


                                      AMONG


                            KINROSS GOLD CORPORATION
      A CORPORATION ORGANIZED IN THE PROVINCE OF ONTARIO, CANADA ("PARENT")


                                       AND


                            CROWN MERGER CORPORATION
                   A WASHINGTON CORPORATION AND A WHOLLY-OWNED
                       SUBSIDIARY OF PARENT ("PURCHASER")


                                       AND


                           CROWN RESOURCES CORPORATION
                       A WASHINGTON CORPORATION ("CROWN")


                                   DATED AS OF

                                NOVEMBER 20, 2003

                            ACQUISITION AGREEMENT AND
                          AGREEMENT AND PLAN OF MERGER

THIS ACQUISITION AGREEMENT AND AGREEMENT AND PLAN OF MERGER (this "Agreement") is dated as of November 20, 2003, and entered into by and among KINROSS GOLD CORPORATION, a corporation existing under the laws of the Province of Ontario, Canada ("Parent"), Crown Merger Corporation, a Washington corporation and a wholly-owned subsidiary of Parent ("Purchaser"), and CROWN RESOURCES CORPORATION, a Washington corporation ("Crown," and together with Purchaser, the "Constituent Corporations"). Reference is made to Article X for the definitions of certain terms used in this Agreement.

                                   BACKGROUND

This Agreement provides for the acquisition of Crown by the merger of Purchaser with and into Crown (the "Merger") in a transaction in which the stockholders of Crown will receive 0.2911 Kinross common shares (the "Kinross Common Shares") for each share of the common stock of Crown (the "Crown Common Stock") issued and outstanding immediately prior to the Merger, upon the terms and conditions set forth herein.

The Boards of Directors of each of Parent, Purchaser, and Crown have duly adopted resolutions approving this Agreement and the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the mutual agreements contained in this Agreement, and for other good and valuable consideration, the value, receipt and sufficiency of which are acknowledged, the parties agree as follows:

                                    ARTICLE I
                                   THE MERGER

1.1 THE MERGER. Subject to the terms and conditions of this Agreement, at the Effective Time, Purchaser will be merged with and into Crown in accordance with the terms of this Agreement and the provisions of the Washington Business Corporation Act (the "Washington Act"). Following the Merger, Crown will continue as the surviving corporation (the "Surviving Corporation") and a wholly-owned subsidiary of Parent, and the separate corporate existence of Purchaser will cease.

1.2     THE CLOSING. Unless this Agreement has been terminated pursuant to
SECTION 8.1, the closing of the Merger contemplated by this Agreement (the "Closing") will take place at 10:00 a.m., local time, on a date to be specified by the parties that is no later than the third business day following satisfaction or waiver of the conditions set forth in Article VII (the "Closing Date"), unless another date or time is agreed to in writing by the parties.

1.3 EFFECTIVE TIME. Upon the terms and subject to the conditions of this Agreement, on the Closing Date (or on such other date as the parties may agree) Purchaser and Crown will file with the Washington Secretary of State articles of merger (the "Articles of Merger") substantially in the form set forth in Exhibit
1.3 and make all other filings or recordings required by the Washington Act in connection with the Merger. The Merger will be consummated on the later of the date on which the Articles of Merger are filed with the Washington Secretary of State or such time as is agreed upon by the parties and specified in the Articles of Merger. The time the Merger becomes effective in accordance with the Washington Act is referred to in this Agreement as the "Effective Time."

1.4 EFFECTS OF THE MERGER. The Merger will have the effects set forth in this Agreement and the Washington Act. Without limiting the generality of the foregoing, as of the Effective Time the Surviving Corporation will succeed to all the properties, rights, privileges, powers, franchises and assets of the Constituent Corporations, and all debts, liabilities and duties of the Constituent Corporations will become debts, liabilities and duties of the Surviving Corporation.

1.5 ORGANIZATIONAL DOCUMENTS. At the Effective Time, the articles of incorporation and bylaws of Purchaser (as in effect immediately prior to the Effective Time), will become the articles of incorporation and bylaws of the Surviving Corporation until thereafter amended in accordance with their respective terms and the Washington Act.

1.6 DIRECTORS AND OFFICERS. The directors and the officers of Purchaser at the Effective Time will become the directors and officers of the Surviving Corporation and will hold office from the Effective Time in accordance with the articles of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

1.7 CONVERSION OF SHARES. As of the Effective Time, by virtue of the Merger and without any action on the part of Crown, Parent, or Purchaser or their respective stockholders:

        1.7.1 CONVERSION OF CROWN COMMON STOCK. Each share of Crown Common Stock (other than any shares held by a Dissenter) issued and outstanding immediately prior to the Effective Time will be converted into the right to receive 0.2911 Kinross Common Shares (the "Exchange Ratio"). All outstanding shares of Crown Common Stock as of the Effective Time, will automatically be canceled and will cease to exist, and the certificates formerly representing shares of Crown Common Stock (each such certificate a "Certificate") will thereafter represent that number of Kinross Common Shares determined by the Exchange Ratio or the right to pursue such rights as a Dissenter as the holder may have under the Washington Act.

        1.7.2 CONVERSION OF PURCHASER SHARE. At the Effective Time, each outstanding share of Purchaser common stock shall automatically be converted into one share of the preferred stock of Crown, as the Surviving Corporation, with a fair market value and redemption amount equal to the value of the shares of common stock of Purchaser converted, and the Surviving Corporation shall continue in existence as a wholly-owned subsidiary of Parent.

        1.7.3 ISSUANCE OF COMMON STOCK OF SURVIVING CORPORATION. At the Effective Time, Crown, as the Surviving Corporation, shall issue to Kinross one share of its common stock for each Kinross Common Share issued to the holders of Crown Common Stock in connection with the Merger, in consideration of the issuance of the Kinross Common Shares by Kinross.

1.8 EXCHANGE OF KINROSS COMMON SHARES FOR CROWN WARRANTS. At the election of the holder of any Crown Warrants outstanding as of the Effective Time, such Warrants shall be exchanged for 0.2911 Kinross Common Shares for each share of Crown Common Stock which would have been issued on exercise of the Crown Warrant if the Warrants had been exercised immediately prior to the Effective Time on a cashless basis. The exchange of the Crown Warrants for Kinross Common Shares shall entitle the warrant holder to a distribution of the Solitario Common Stock in accordance with the provisions of the Amendment to the Warrants attached hereto as Exhibit 1.8. If a holder elects to exchange the Crown Warrants in accordance with the provisions of this SECTION 1.8, the Crown Warrants shall be cancelled at the Effective Time, and the holder shall have no further rights or obligations relative to such Crown Warrants.

1.9 SURVIVING CROWN WARRANTS. In the event that any Crown Warrants are not exercised prior to the Merger or exchanged for Kinross Common Shares in the Merger, such Crown Warrants shall, subsequent to the Merger, represent the right to acquire Kinross Common Shares and Solitario common stock in accordance with the provisions of the Amendment to the Warrants attached hereto as Exhibit 1.8. If any such Crown Warrants are exercised subsequent to the Merger, Kinross shall issue and deliver such Kinross Common Shares and shall cause the Surviving Corporation to deliver such Solitario common stock in accordance with the provisions of the Amendment to the Warrants attached hereto as Exhibit 1.8.

1.10 DISSENTING STOCKHOLDERS. Any Crown Common Stock held by a Dissenter shall not be converted into the right to receive Kinross Common Shares but shall become, at the Effective Time, by virtue of the Merger and without any further action, the right to receive such consideration as may be determined to be due to such Dissenter pursuant to Washington Act; PROVIDED, HOWEVER, that shares of Crown Common Stock outstanding immediately prior to the Effective Time and held by a Dissenter, who shall, after the Effective Time, withdraw his demand for appraisal or lose his right of appraisal, in either case pursuant to the Washington Act, shall be deemed to be converted as of the Effective Time into the right to receive that number of Kinross Common Shares determined in accordance with the Exchange Ratio.

1.11 JOINT PRESS RELEASE. No later than the first business day following execution of this Agreement, and subject to the conditions of this Agreement, Parent will issue a joint press release with Crown substantially in the form set forth in Exhibit 1.11 (the "Joint Press Release") regarding this Agreement and will file with the SEC the Joint Press Release in accordance with the provisions of Rule 425 adopted pursuant to the Securities Act.

                                   ARTICLE II
                     EXCHANGE AND SURRENDER OF CERTIFICATES

2.1 SURRENDER OF CERTIFICATES. From and after the Effective Time, each holder of a Certificate will be entitled to receive in exchange therefor, upon surrender thereof to the exchange agent designated by Parent (the "Exchange Agent"), a certificate representing the Kinross Common Shares into which the shares of Crown Common Stock evidenced by such Certificate were converted pursuant to the Merger. No interest will be payable on the Kinross Common Shares to be issued to any holder of a Certificate irrespective of the time at which such Certificate is surrendered for exchange.

2.2     EXCHANGE AGENT; CERTIFICATE SURRENDER PROCEDURES.

        2.2.1 EXCHANGE AGENT. Parent shall enter into an agreement with the Exchange Agent to provide for distribution of the Kinross Common Shares to the holders of Crown Common Stock on surrender of the Certificates representing such Stock in accordance with the provisions of this Agreement.

        2.2.2 TRANSMITTAL INSTRUCTIONS. As soon as reasonably practicable after the Effective Time, Parent will instruct the Exchange Agent to mail to each record holder of a Certificate (i) a letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to such Certificate will pass, only upon delivery of the Certificate to the Exchange Agent and will be in such form and have such other provisions as Parent will reasonably specify) and (ii) instructions for use in effecting the surrender of Certificates for certificates representing the Kinross Common Shares issuable upon the conversion of the Crown Common Stock represented thereby. Upon the surrender to the Exchange Agent of such Certificates, together with a duly executed and completed letter of transmittal and all other documents and other materials required by the Exchange Agent to be delivered in connection therewith, the holder will be entitled to receive the certificates representing the Kinross Common Shares into which Crown Common Stock represented by the Certificates so surrendered have been converted in accordance with the provisions of this Agreement. Until so surrendered, each outstanding Certificate will be deemed from and after the Effective Time, for all corporate purposes, to evidence the Kinross Common Shares into which the shares of Crown Common Stock represented by such Certificate have been converted in accordance with the provisions of this Agreement or the right to pursue any Dissenter rights the holder may have, as the case may be.

        2.2.3 NO FRACTIONAL SHARES. No fractional Kinross Common Shares shall be issued. Notwithstanding any other provision of this Agreement, each holder of shares of Crown Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a Kinross Common Share (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a Kinross Common Share multiplied by the Average Closing Price. No interest will be payable on the cash to be paid in lieu of the issuance of a fractional Kinross Common Share to any holder of a Certificate, irrespective of the time at which such Certificate is surrendered for exchange and irrespective of the time at which such cash is actually paid. "Average Closing Price" shall mean the average closing price of Kinross Common Shares on the NYSE Composite Tape (as reported by THE WALL STREET JOURNAL or, if not reported thereby, any other authoritative source) for the ten consecutive trading days ending on the third trading day immediately preceding the Effective Time. As soon as practicable after determination of the amount of cash to be paid in lieu of any fractional shares, the Exchange Agent shall make available in accordance with this Agreement such amounts to the former holders of shares of Crown Common Stock.

2.3 TRANSFER BOOKS. The stock transfer books of Crown will be closed at the Effective Time, and no transfer of any shares of Crown Common Stock will thereafter be recorded on any of the stock transfer books. In the event of a transfer of ownership of any shares of Crown Common Stock prior to the Effective Time that is not registered in the stock transfer records of Crown at the Effective Time, the Kinross Common Shares into which such shares of Crown Common Stock have been converted in the Merger will be issued to the transferee in accordance with the provisions of SECTION 2.2 only if the Certificate is surrendered as provided in SECTION 2.1 and is accompanied by all documents required to evidence and effect such transfer (including evidence of payment of any applicable stock transfer taxes).

2.4 DISSENTER RIGHTS. Crown Common Stock outstanding immediately prior to the Effective Time and held by a Dissenter will not be converted into a right to receive the Kinross Common Shares issuable upon the conversion of such shares, unless such holder fails to perfect or withdraws or otherwise loses his rights as a Dissenter. Crown will give Parent written notice of any and all Dissenter Notices that it receives, within three business days of the receipt of such notice by Crown, and Crown will give Parent the opportunity, to the extent permitted by applicable Law, to participate in all negotiations and proceedings relating to Dissenters. Except with the prior written consent of Parent, Crown will not voluntarily make any payment with respect to any claim of a Dissenter and will not settle or offer to settle any such claim.

2.5 LOST CERTIFICATES. If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit (in form and substance reasonably acceptable to Parent) of that fact by the person making such a claim, and, if required by Parent, the posting by such person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against or with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Kinross Common Shares issuable upon surrender thereof pursuant to SECTION 2.2.

2.6 NO RIGHTS AS STOCKHOLDER. From and after the Effective Time, the holders of Certificates will cease to have any rights as a stockholder of the Surviving Corporation, and Parent will be entitled to treat each Certificate that has not yet been surrendered for exchange solely as evidence of the Kinross Common Shares into which the shares of Crown Common Stock evidenced by such Certificate have been converted pursuant to the Merger or the right to pursue the holder's rights as a Dissenter, as the case may be.

2.7 WITHHOLDING. Parent will be entitled to deduct and withhold from the cash otherwise payable to any former holder of shares of Crown Common Stock in lieu of fractional shares pursuant to Section 2.2.3 all amounts required by any Law to be deducted or withheld therefrom. To the extent that amounts are so deducted and withheld and paid to the appropriate Governmental Entities, such amounts will be treated for all purposes of this Agreement as having been paid to the holder of the shares of Crown Common Stock in respect of which such deduction and withholding was made by Parent.

2.8 ESCHEAT. Neither Parent, Purchaser nor Crown will be liable to any former holder of shares of Crown Common Stock for any of the Kinross Common Shares or cash payable in lieu of fractional shares delivered to any public official pursuant to any applicable abandoned property, escheat or similar Law.

                                   ARTICLE III
             REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser hereby represent and warrant jointly and severally to Crown as follows:

3.1 CORPORATE ORGANIZATION. Parent is a corporation duly organized, validly existing and in good standing under the laws of the Province of Ontario, Canada, and has full corporate power and authority to carry on its business as now conducted. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Washington and has full corporate power and authority to carry on its business as now conducted. Parent directly owns and has power to vote all of the outstanding capital stock of Purchaser. Each of Parent and Purchaser is duly qualified to do business as a foreign corporation and is in good standing under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification, except for where the failure to be so qualified would not have a Material Adverse Effect on Parent or Purchaser. Purchaser was formed for the purpose of effecting the Merger and has not conducted, and will not conduct, any business prior to the Effective Time other than that which is necessary to effectuate the Merger. True and complete copies of the Organizational Documents of each of Parent and Purchaser have been provided to Crown.

3.2     AUTHORITY RELATIVE TO THIS AGREEMENT; NO VIOLATION.

        3.2.1 AUTHORITY. Parent and Purchaser each has the corporate power to enter into this Agreement, to carry out its obligations hereunder, to perform and comply with all the terms and conditions hereof to be performed and complied with by it, and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, the performance and compliance with all the terms and conditions hereof to be performed and complied with, and the consummation of the transactions contemplated hereby by Parent and Purchaser have been duly authorized by all requisite corporate action on the part of each of Parent and Purchaser. This Agreement has been duly and validly executed and delivered by each of Parent and Purchaser and is the legal, valid and binding obligation of each of Parent and Purchaser enforceable against each of them in accordance with its terms, except as such enforceability may be limited by (i) laws of general application relating to bankruptcy, insolvency, reorganization, moratorium and the relief of debtors, and similar laws affecting creditors' rights and remedies generally, and (ii) the availability of specific performance, injunctive relief and other equitable remedies, regardless of whether enforcement is sought in a proceeding at Law or in equity.

        3.2.2 COMPLIANCE WITH CHARTER AND LAWS. Neither the execution and delivery of this Agreement by Parent and Purchaser, the performance and compliance by Parent and Purchaser of and with the terms and conditions hereof to be performed and complied with by Parent and Purchaser, nor the consummation by Parent and Purchaser of the transactions contemplated hereby will (i) violate, conflict with or result in a breach of, any provision of the Organizational Documents of Parent or Purchaser or (ii) assuming that the approvals referred to in Section 3.3 are obtained, (A) violate, conflict with or result in a breach of any Law applicable to Parent or Purchaser or any of the respective properties or assets of Parent or Purchaser, which violation, conflict or breach is Material to Parent or Purchaser or could prevent or materially delay Parent or Purchaser from consummating the transactions contemplated hereby or (B) violate, conflict with, result in a breach of, result in the impairment of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, result in the creation or imposition of any Lien upon any of the respective properties or assets of Parent or Purchaser, or require any consent, approval, waiver, exemption, amendment, authorization, notice or filing under any of the terms, conditions or provisions of any agreement or other instrument or obligation to which Parent or Purchaser is a party or by which any of their respective properties or assets may be bound or affected, which agreement or other instrument is Material to Parent or Purchaser, as the case may be, or any two or more such agreements, instruments or obligations which, taken together, are Material to Parent or Purchaser, as the case may be.

3.3 CONSENTS AND APPROVALS. There are no consents, approvals or authorizations of or designations, declarations or filings with any Governmental Entities on the part of Parent or Purchaser required for the validity of the execution and delivery by each of Parent and Purchaser of this Agreement or the performance and compliance by either of them of and with the terms and conditions of this Agreement or the consummation of the transactions contemplated hereby, except: (a) the filing with the SEC of: (i) the Registration Statement, which will include the Proxy Statement/Prospectus; and
(iii) such reports and information under the Exchange Act and the rules and regulations promulgated by the SEC thereunder, as may be required in connection with this Agreement and the transactions contemplated hereby; (b) the filing of the Articles of Merger with the Secretary of State of the State of Washington and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business; (c) as may be required under foreign laws, state securities laws, and the rules of the NYSE or the TSX; (d) such as may be necessary under the HSR Act or other similar Laws; and (e) those which, if not obtained or made, would not prevent or delay the consummation of the Merger or otherwise prevent Parent or Purchaser from performing its obligations under this Agreement and would not be reasonably likely to have a Material Adverse Effect on Parent or Purchaser.

3.4 CAPITALIZATION. All of the outstanding shares of capital stock of Purchaser have been or shall be prior to the Effective Time validly issued, fully paid and nonassessable. There are no options, warrants, or other derivative securities of Purchaser outstanding.

3.5 BROKER'S FEES. Neither Parent nor Purchaser nor any of their respective officers or directors or affiliates has employed any broker, finder or investment banker or incurred any liability for any broker's fees, investment banker's or finder's fees in connection with any of the transactions contemplated by this Agreement for which Crown or any of the Subsidiaries or any of their respective officers, directors or stockholders shall be liable.

3.6 NO CAPITAL OWNERSHIP IN CROWN. Neither Parent nor any of its Subsidiaries owns any shares of Crown Common Stock.

3.7 REGULATORY REPORTS. Parent has timely filed all reports required by the provisions of the Exchange Act and applicable Canadian securities laws since December 31, 2002 (the "Kinross Securities Filings"). None of such Kinross Securities Filings, including the financial statements included in such filings, contained, when filed, any untrue statement of a material fact or omitted a material fact necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. Since January 1, 2002, there has not occurred any event that (i) has not been disclosed in a Kinross Securities filing or otherwise in writing to Crown; and (ii) has had, or, in the reasonable judgment of Kinross management, is likely to have, a Material Adverse Effect on the business or financial condition of Parent.

                                   ARTICLE IV
                     REPRESENTATIONS AND WARRANTIES OF CROWN

Except as set forth on the Crown Disclosure Schedule, Crown hereby represents and warrants to Parent and Purchaser as follows:

4.1 ORGANIZATION AND QUALIFICATION. SECTION 4.1 of the Crown Disclosure Schedule contains a complete and accurate list of the subsidiaries of Crown (except for Solitario, the "Crown Subsidiaries"), including their name, jurisdiction of incorporation, jurisdictions in which they are authorized to do business, and capitalization (including the identity of each stockholder and the number of shares held by each). Crown and the Crown Subsidiaries are corporations duly organized, validly existing, and in good standing under the laws of their jurisdiction of incorporation, each with full corporate power and corporate authority to conduct its business as now conducted and to own or use its properties and assets and to perform all obligations under its contracts. Crown and the Crown Subsidiaries are duly qualified to do business as foreign corporations and are in good standing under the laws of each jurisdiction required, except where the failure to be so qualified would not have a Material Adverse Effect. Crown has delivered or made available to Parent copies of the Organizational Documents of each of the Crown Subsidiaries, as currently in effect.

4.2     CAPITALIZATION.

        4.2.1 CAPITAL STOCK. There are 100,000,000 duly authorized shares of common stock, par value $0.01 per share, and 40,000,000 duly authorized shares of preferred stock, par value $0.01 per share, of Crown. As of November 10, 2003, there were 16,788,957 shares of Crown Common Stock and no shares of preferred stock issued and outstanding, including 7,820,892 shares of Crown Common Stock deemed issued and outstanding from the automatic conversion of all Crown's outstanding 10% Convertible Subordinated Promissory Notes due 2006 and 10% Convertible Subordinated Promissory Notes due 2006, Series B. All of the issued and outstanding shares of Crown Common Stock have been duly authorized and validly issued, fully paid, and nonassessable. Except as set forth in SECTIONS 4.2.2 through 4.2.4 below, Crown does not have any outstanding securities convertible into or exchangeable for any shares of its capital stock. There are no shares of Crown Common Stock held in treasury.

        4.2.2 OUTSTANDING CROWN CONVERTIBLE NOTES. As of November 10, 2003, the following convertible notes were outstanding (collectively, the "Crown Convertible Notes"): (i) 10% Secured Convertible Promissory Notes Due 2006 in the aggregate principal amount of $3,600,000 with unpaid interest accrued through November 10, 2003, of $25,643.83; and (ii) 10% Secured Convertible Promissory Notes Due 2006 in the principal amount of $1,655,333 with unpaid interest accrued through November 20, 2003, of $11,791.41. SECTION 4.2.2 also sets forth the conversion price and due date of the Crown Convertible Notes. No event has occurred which would require an adjustment to the initial conversion price of any of the Crown Convertible Notes.

        4.2.3 OUTSTANDING WARRANTS. As of November 10, 2003, Crown had outstanding warrants (individually, a "Crown Warrant" and, collectively, the "Crown Warrants") to purchase an aggregate of 14,408,933 shares of Crown Common Stock at a weighted average exercise price of $0.74 per share. SECTION 4.2.3 of the Crown Disclosure Schedule identifies the holders, and sets forth the number of Crown Warrants held by each holder and the exercise price and expiration date of each Crown Warrant. All of the Crown Warrants can, at the election of the holder, be exercised through a cashless exercise feature. No event has occurred which would require an adjustment to the initial exercise price of any of the Crown Warrants.

        4.2.4 OUTSTANDING OPTIONS. As of November 10, 2003, Crown has outstanding options (individually, a "Crown Option" and, collectively, the "Crown Options") to acquire an aggregate of 3,379,000 shares of Crown Common Stock, exercisable at a weighted average of $0.40 per share. SECTION 4.2.4 of the Crown Disclosure Schedule identifies the holders, and sets forth the number of Crown Options held by each holder and the exercise price and expiration date of each Crown Option. No event has occurred which would require an adjustment to the original exercise price of any of the Crown Options.

        4.2.5 NO OTHER RIGHTS. Except for the Crown Convertible Notes and as set forth in Section 4.2.5 of the Crown Disclosure Schedule, the Crown Options, and the Crown Warrants set forth above, there are no other options, warrants, calls, stock appreciation rights or other rights, or convertible debt or security, or any shares reserved for issuance or any arrangement, subscription agreement, plan, or commitment, relating to the issued (including treasury stock) or unissued capital stock or other securities of Crown granted or made by Crown or to which Crown is a party or by which it is bound.

        4.2.6 VOTING AND DIVIDEND RIGHTS. Except as set forth in SECTION 4.2.6 of the Crown Disclosure Schedules, there is no agreement, arrangement, commitment or plan restricting voting or dividend rights with respect to any shares of capital stock or other securities of Crown to which Crown is a party or of which it is aware. Crown does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, limited liability company, joint venture or other business association or entity except for the Crown Subsidiaries.

4.3     AUTHORITY RELATIVE TO THIS AGREEMENT; NO VIOLATION.

        4.3.1 AUTHORITY; APPROVAL; DUE EXECUTION. Crown has the corporate power to enter into this Agreement, to carry out its obligations hereunder, to perform and comply with all the terms and conditions hereof to be performed and complied with by it, and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Crown, the performance and compliance with all the terms and conditions hereof to be performed and complied with by Crown, and the consummation by Crown of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Crown, subject to approval of this Agreement by the holders of at least 66-2/3% of the shares of the outstanding Crown Common Stock, at the special meeting of the holders of the Crown Common Stock to be held to consider and vote upon the Merger (the "Crown Stockholders' Meeting"). The Board of Directors of Crown, at a meeting held on November 19, 2003, approved this Agreement and resolved to recommend the plan of merger to the Crown Stockholders (such recommendation by the Board of Directors of Crown being the "Crown Recommendation"). This Agreement is a legal, valid and binding obligation of Crown enforceable against Crown in accordance with its terms, except as such enforceability may be limited by (i) laws of general application relating to bankruptcy, insolvency, reorganization, moratorium and the relief of debtors, and similar laws affecting creditors' rights and remedies generally, and (ii) the availability of specific performance, injunctive relief and any other equitable remedy.

        4.3.2 COMPLIANCE WITH ORGANIZATIONAL DOCUMENTS, LAWS, AND CROWN CONTRACTS. Except as disclosed in SECTION 4.3.2 of the Crown Disclosure Schedule, neither the execution and delivery of this Agreement by Crown, the performance and compliance by Crown of and with the terms and conditions hereof to be performed and complied with by it, nor the consummation by Crown of the transactions contemplated hereby will: (i) violate or conflict with any provision of the Organizational Documents of Crown or the Crown Subsidiaries,
(ii) violate, conflict with or result in a breach of any Law applicable to Crown, the Crown Subsidiaries, or any of their properties or assets or (iii) violate, conflict with, result in a breach of, result in the impairment of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, require the consent of any other party, or result in the creation or imposition of any Lien upon any of the properties or assets of Crown or the Crown Subsidiaries under any Crown Contract, except, in each case of clause (i), (ii), and (iii) above, for violations, conflicts, and breaches, and, if applicable, impairments, defaults, terminations, accelerations, or Liens, as would not, taken together, have a Material Adverse Effect on Crown.

4.4     FINANCIAL STATEMENTS AND BOOKS AND RECORDS OF CROWN.

        4.4.1 FINANCIAL STATEMENTS. Crown has delivered or made available to Purchaser the following financial statements as filed with the SEC (collectively the "Financial Statements"): (i) the audited consolidated balance sheets of Crown and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and cash flows as of and for the three years ended December 31, 2002; and (ii) the unaudited consolidated balance sheet of Crown and Subsidiaries as of September 30, 2003, as filed with the SEC (the

"Most Recent Balance Sheet"), and the related consolidated statements of operations and cash flows as of and for the nine months ended September 30, 2003 (collectively, the "Most Recent Financial Statements"). The Financial Statements have been prepared in conformity with GAAP, applied on a consistent basis (except for changes, if any, required by GAAP applied on a consistent basis and disclosed therein), and the Financial Statements present fairly in all Material respects the financial condition and results of operations of Crown and the Crown Subsidiaries included therein as of the date of the balance sheets and for the respective periods covered, including, in the case of the Most Recent Financial Statements, all adjustments which are, in the opinion of management of Crown, necessary to a fair statement of the results of the interim period presented. All of such adjustments are of a normal reoccurring nature.

        4.4.2 BOOKS AND RECORDS. The books of account, minute books, stock record books, and other corporate records of Crown and the Crown Subsidiaries are complete and correct in all Material respects; Crown has an adequate system of internal accounting controls; and Crown has an adequate system of disclosure controls and procedures, all as required by Section 13 of the Exchange Act and the rules and regulations promulgated thereunder. The minute books of Crown and the Crown Subsidiaries, contain accurate and complete records of all meetings held of, and corporate action taken by, the stockholders, Boards of Directors, and committees of the Board of Directors of the respective entities, and no meeting of any such stockholders, Board of Directors, or committee has been held for which minutes have not been prepared and are not contained in such minute books. At the Effective Time, all of those books and records will be in the possession of the Surviving Corporation.

        4.4.3 INTRACORPORATE DEBT. Crown does not have, and will not have at the Closing Date, any obligation to, or due from, a Crown Subsidiary that is not wholly-owned by Crown.

4.5 NO CONSENTS. Except for filings with the SEC, filing the Articles of Merger with the Washington Secretary of States, filings provided under the HSR Act, and as set forth in Section 4.5 of the Crown Disclosure Schedule, no consents, approvals or authorizations of or filings with any Governmental Entity on the part of Crown are required for the validity of the execution and delivery by Crown of this Agreement or for Crown to perform its terms.

4.6 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since September 30, 2003, Crown and the Crown Subsidiaries have not engaged in any of the following acts: (i) entered into any transaction not in the ordinary course of business; (ii) sold, transferred, or disposed of, or subjected to any Lien, any Material assets or properties of Crown or the Crown Subsidiaries (including the factoring or selling of accounts receivable), except for the sale of services and assets in the ordinary course of business; (iii) Materially deviated from historical accounting and other practices in connection with the maintenance of their books and records, except as may be required by Law or GAAP; (iv) incurred any physical damage, casualty, destruction or loss to property or assets of Crown or the Crown Subsidiaries, whether or not covered by insurance; (v) declared, set aside, or paid any dividend or other distribution on or with respect to the shares of capital stock of Crown except as contemplated by this Agreement, or directly or indirectly redeemed, purchased, or acquired any of such shares or split, combined, or reclassified shares of capital stock; (vi) increased, paid, or delayed payment of any payroll or payroll tax payment with respect to the compensation (including benefits) payable or to become payable by Crown or the

Crown Subsidiaries to any of their respective directors, officers, employees or agents, or the making of any bonus payment or similar arrangement to or with any of them; (vii) cancelled any indebtedness due to Crown or the Crown Subsidiaries from others except for the write-off of accounts receivable in the ordinary course of business; (viii) created or incurred any Material obligation or liability (whether absolute, accrued, contingent or otherwise and whether due or to become due), or entered into any transaction, contract or commitment, other than such items created or incurred in the ordinary course of business; (ix) changed the manner in which Crown and the Crown Subsidiaries collect accounts receivable, extend discounts or credits to customers or otherwise deal with customers; (x) waived or released any Material rights of Crown or the Crown Subsidiaries, except in the ordinary course of business and for fair value, or let lapse or incurred any other loss of a Material right of Crown or the Crown Subsidiaries to use its assets or conduct its businesses; (xi) committed for or deferred any capital expenditures of Crown or the Crown Subsidiaries in excess of amounts budgeted; (xii) changed any accounting policies, except as may be required by Law or GAAP; (xiii) changed Crown's policies or the Crown Subsidiaries' policies with respect to the payment of accounts payable or other current liabilities or the collection of accounts receivable, including, without limitation, any acceleration or deferral of the payment or collection thereof, as applicable (including, without limitation, any payment advances); (xiv) changed the payment terms (including, without limitation, any advances) between Crown or the Crown Subsidiaries and any of their Material vendors; (xv) changed any development or permitting plans of Crown or the Crown Subsidiaries or deferred any costs or expenditures with respect to such plans; (xvi) granted price discounts on services or products outside the ordinary course of business and consistent with past practice; or (xvii) entered into any commitment or agreement to do any of the foregoing.

4.7     TAXES AND TAX RETURNS.

        4.7.1 TAXES; RETURNS. Crown and, with respect to periods during which they were included in any consolidated, combined or unitary return in which Crown has been included, each other corporation which has been so included, has
(i) duly filed all Material Returns in a timely manner, including extensions granted for such filing, consistent with applicable laws, as required to be filed by it (all such Returns being accurate and complete in all Material respects) and has paid all Taxes shown thereon to be due, and (ii) duly paid all Material Taxes required to be paid by any of them through the date of this Agreement, whether or not shown on a Return, other than Taxes that are being contested in good faith and by appropriate proceedings or as to which Crown has set aside on its books adequate reserves for Tax liability (as distinguished from reserves for deferred Taxes established to reflect timing differences between book and tax income) in accordance with GAAP. All Material Taxes attributable to all taxable periods ended on or before the Closing Date, to the extent not required to have been previously paid, will be fully and adequately reserved for as a Tax liability on Crown's financial statements in accordance with GAAP. The amounts recorded as reserves for Tax liability on the Most Recent Balance Sheet are sufficient in the aggregate for the payment by Crown of all unpaid Material Taxes (including any interest or penalties thereon) whether or not disputed or accrued, for all periods ended on or prior to the date of such statement. There are no Liens for Taxes upon the assets of Crown or the Crown Subsidiaries, other than Liens for current Taxes not yet due and payable and Liens for Taxes that are being contested in good faith by appropriate proceedings. Since January 1, 1998, to the Knowledge of Crown, no claim has ever been made by an authority in a jurisdiction where Crown does not file Returns that it or the Crown Subsidiaries is or may be subject to taxation by that jurisdiction. Since January 1, 1998, to the Knowledge of Crown, (i) there are no claims asserted for deficiencies in Taxes against Crown or the Crown Subsidiaries, (ii) neither Crown nor the Crown Subsidiaries has given any currently effective waivers extending the statutory period of limitation applicable to any Return for any period or entered into any "closing agreements" as described in Section 7121 of the Code, (iii) neither Crown nor the Crown Subsidiaries has in effect any power of attorney or other authorization for anyone to represent it with respect to any Taxes and (iv) neither Crown nor the Crown Subsidiaries has received written notification of a Tax audit and, to the Knowledge of Crown there are no Tax audits in progress of any Returns of Crown or the Crown Subsidiaries. Neither Crown nor the Crown Subsidiaries has been a party to any Tax allocation agreement or arrangement pursuant to which it has any contingent or outstanding liability for Taxes of anyone other than Crown. Neither Crown nor the Crown Subsidiaries has filed a consent under Section 341(f) of the Code. Crown has provided to Parent or its representatives complete and correct copies of its and the Crown Subsidiaries' Returns which have been filed on or subsequent to December 31, 1997, and all examination reports, if any, relating to the audit of such Returns by the IRS or other Tax authority. Neither Crown nor the Crown Subsidiaries (i) has agreed to, or is required to, make any adjustments under Section 481(a) of the Code (or any corresponding provision of state, local or foreign Laws) by reason of a change in accounting method or otherwise; (ii) is, was, or will be, at any time during the five-year period ending on the date on which the Effective Time occurs, a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code; (iii) has filed or been required to file any reports under Section 999 of the Code; (iv) has failed to disclose on its federal income Tax Returns any positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code; (v) other than the consolidated group of which Crown is now the common parent, has ever been a member of an Affiliated Group filing a consolidated United States federal income Tax Return and has any liability for the Taxes of any other Person other than a Subsidiary under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise; (vi) is a party to any joint venture, partnership, limited liability company or other arrangement or contract properly treated as a partnership for United States federal income Tax purposes; or (vii) has entered into any gain recognition agreements under Section 367 of the Code and the Treasury Regulations promulgated thereunder. For United States federal income tax purposes: (i) Crown's adjusted tax basis in the Solitario common stock held by Crown as of the date hereof is not less than $8,150,000; and (ii) any gain recognized as a result of Crown's distribution of the Solitario common stock on or before the Closing Date under Section 7.3.5 below will be offset by tax losses of Crown occurring at or prior to the Effective Time and available for such purpose.

        4.7.2 TAX WITHHOLDING. All Material amounts required to be withheld by Crown or the Crown Subsidiaries from employees, creditors, stockholders or other third parties for Taxes have either been withheld or collected and paid, when due, to the appropriate governmental authority, or an adequate reserve has been established and Crown and the Crown Subsidiaries have otherwise complied in all Material respects with applicable laws, rules, and regulations relating to Tax withholding and remittance.

        4.7.3 PARACHUTE PAYMENTS. Except as provided in Section 4.7.3 of the Crown Disclosure Schedules, Crown and the Crown Subsidiaries have not made any payments, are not obligated to make any payments, and are not a party to any agreement that under certain circumstances could obligate them, Parent or Purchaser, to make any payment that would constitute an "excess parachute payment" within the meaning of Section 280G of the Code.

4.8     EMPLOYEES.

        4.8.1 AGREEMENTS; BENEFIT PLANS. SECTION 4.8.1 of the Crown Disclosure Schedule contains a list of each compensation, consulting, employment, termination or collective bargaining agreement, and each stock option, stock purchase, stock appreciation right, recognition and retention, life, health, accident or other insurance, bonus, deferred or incentive compensation, severance or separation plan, fringe benefit plan or any agreement providing any payment or benefit resulting from a change in control, pension, profit sharing, retirement, or other employee benefit plan, practice, policy or arrangement of any kind, oral or written, covering employees, former employees, directors or former directors of Crown and the Crown Subsidiaries, or their beneficiaries, including, but not limited to, any employee benefit plans within the meaning of
Section 3(3) of ERISA, which Crown or the Crown Subsidiaries maintain, to which Crown or the Crown Subsidiaries contribute, or under which any employee, former employee, director or former director of Crown or the Crown Subsidiaries is covered or has benefit rights and pursuant to which any liability of Crown or the Crown Subsidiaries exists or is reasonably likely to occur (the "Benefit Plans"). Except as set forth in SECTION 4.8.1 of the Crown Disclosure Schedule, neither Crown nor the Crown Subsidiaries maintain or has entered into any Benefit Plan or other document, plan or agreement which contains any change in control provisions which would cause an increase or acceleration of benefits or benefit entitlements to employees or former employees of Crown or the Crown Subsidiaries or their beneficiaries, or other provisions which would cause an increase in the liability to Crown or the Crown Subsidiaries or to Parent as a result of the transactions contemplated by this Agreement or any related action thereafter including, but not limited to, termination of employment or directorship (a "Change in Control Benefit"). Except as provided in SECTION
4.8.1 of the Crown Disclosure Schedule, the execution of this Agreement does not constitute a "change in control" for purposes of any Benefit Plan or any Change in Control Benefits. The term "Benefit Plans" as used herein refers to all plans contemplated under the preceding sentences of this SECTION 4.8.1, provided that the term "plan" or "plans" is used in this Agreement for convenience only and does not constitute an acknowledgment that a particular arrangement is an employee benefit plan within the meaning of Section 3(3) of ERISA. Copies of the Benefit Plans have been previously made available to Parent. There is no liability under the Benefit Plan for employees of subsidiaries previously sold or otherwise disposed of by Crown or the Crown Subsidiaries.

        4.8.2 DOCUMENTS DELIVERED TO PARENT. Crown has delivered or made available to Parent true and complete copies of the following documents, as they may have been amended to the date hereof, relating to the Benefit Plans, other than any multiemployer plan: (i) the most recent version of each of the Benefit Plans listed in SECTION 4.8.1 of the Crown Disclosure Schedule if in writing, including all amendments thereto, any related trust agreements, group annuity contracts, insurance policies or other funding agreements or arrangements; (ii) the most recent determination letter or opinion letter from the Internal Revenue Service with respect to each

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

Benefit Plan intended to be qualified under Section 401(a) of the Code; (iii) the actuarial valuation prepared for the most recent plan year for any Benefit Plan which is a "defined benefit plan" (as defined in Section 3(35) of ERISA);
(iv) the current summary plan description for each Benefit Plan; and (v) the complete Form 5500 filings, for each of the Benefit Plans that is obligated to file such form for the three (3) most recent plan years.

        4.8.3 CERTAIN REPRESENTATIONS REGARDING BENEFIT PLANS. Except as disclosed in SECTION 4.8.3 of the Crown Disclosure Schedule:

                4.8.3.1 each of the Benefit Plans and any related trust agreement, group annuity contract, insurance policy or other funding arrangement and any applicable collective bargaining agreement, complier in form and operation with all applicable laws, including ERISA and the Code, in all Material respects;

                4.8.3.2 each of the Benefit Plans that is intended to be a pension, profit sharing, stock bonus, thrift, savings or employee stock ownership plan that is qualified under Section 401(a) of the Code (the "Qualified Plans");

                4.8.3.3 all accrued contributions and other payments required to be made by Crown to or with respect to any Benefit Plan have been made within the time periods prescribed by ERISA and the Code or, if not yet due, reserves adequate for such purposes have been set aside therefor and reflected in the Most Recent Balance Sheet. Neither Crown nor the Crown Subsidiaries is in default in performing any of its contractual obligations under any of the Benefit Plans or any related trust agreement or insurance contract in each case, which could result in any Material liability, and there are no Material outstanding liabilities of any such Plan other than liabilities for benefits to be paid to participants in such plan and their beneficiaries in accordance with the terms of such Plan;

                4.8.3.4 neither Crown, the Crown Subsidiaries, nor their ERISA Affiliates have made or agreed to make, or are they required to make (in order to bring any of the Benefit Plans into substantial compliance with ERISA or the Code), any change in benefits that would Materially increase the costs of maintaining any of the Benefit Plans;

                4.8.3.5 neither Crown, the Crown Subsidiaries, nor their ERISA Affiliates, nor, to the Knowledge of Crown, any other "disqualified person" or "party in interest" (as defined in Section 4975 of the Code and Section 3(14) of ERISA, respectively) with respect to a Benefit Plan has breached the fiduciary rules of ERISA or engaged in any prohibited transaction which could subject Crown or its ERISA Affiliates to any Material tax or penalty imposed under Section 4975 of the Code or Sections 502(i) or (l) of ERISA;

                4.8.3.6 there are no actions, suits, disputes, arbitration or claims pending (other than routine claims for benefits) or legal, administrative or other proceedings or governmental investigations pending or, to the Knowledge of Crown, threatened against any Benefit Plan or against the assets of any Benefit Plan;

                4.8.3.7 all bond coverage requirements and all reporting and disclosure obligations under ERISA and the Code have been complied with on a timely basis with respect to each of the Benefit Plans and the related trust, group annuity contract, insurance policy or other funding arrangement except for any instances of non-compliance that could not reasonably be expected to result in Material liability for Crown, the Crown Subsidiaries or, following the Closing Date, for Parent or Purchaser;

                4.8.3.8 each Benefit Plan which is a "group health plan" (as defined in Section 5000 of the Code) has been maintained and operated in all Material respects in compliance with Section 4980B of the Code and Title I, Subtitle B, Part 6 of ERISA (collectively, "COBRA") and Crown has no liability under COBRA for any Tax penalty or damages;

                4.8.3.9 no benefit payable or which may become payable by Crown, the Crown Subsidiaries or their ERISA Affiliates pursuant to any Benefit Plan could reasonably be expected to constitute an "excess parachute payment" (within the meaning of Section 280G of the Code) which is subject to the imposition of an excise tax under Section 4999 of the Code or which would not be deductible by reason of Section 280G of the Code;

                4.8.3.10 no Benefit Plan currently or previously maintained by Crown, the Crown Subsidiaries or their ERISA Affiliates provides any post-retirement medical, health, life insurance, or welfare benefits, and neither Crown nor its ERISA Affiliates maintains any obligations to provide any post-retirement welfare benefits in the future (other than rights required by COBRA; and

                4.8.3.11 neither Crown, the Crown Subsidiaries nor any of their ERISA Affiliates has ever maintained, sponsored, contributed to, or incurred liability under any "multiemployer plan," as defined in
        Section 3(37) of ERISA, a defined benefit plan, as defined in Section 3(35) of ERISA, or a plan subject to the minimum funding standards set forth in Section 302 of ERISA and Section 412 of the Code.

        4.8.4 EMPLOYEES; COMPENSATION. Crown has furnished to Parent a true and correct list of each employee of Crown or the Crown Subsidiaries together with such employee's annual rate of compensation and payments to be due to each such employee in connection with the consummation of the transactions contemplated hereby. Except as set forth in SECTION 4.8.4 of the Crown Disclosure Schedule: (i) as of the date of this Agreement, no officer or employee of Crown or the Crown Subsidiaries has obtained any binding and effective commitment of Crown or the Crown Subsidiaries to pay to him or her in respect of any future year aggregate remuneration in excess of the rate of compensation set forth in such list, (ii) neither Crown nor the Crown Subsidiaries is obligated to provide health or welfare benefits to retirees or other former employees, directors or their dependents (other than rights under Section 4980B of the Code or Section 601 of ERISA), (iii) no officer or director of Crown or the Crown Subsidiaries is eligible to receive a Change in Control Benefit, (iv) neither Crown nor the Crown Subsidiaries is a party to (A) any management, employment, deferred compensation, severance, bonus or other

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

contract for personal services with any officer, director or employee, (B) any consulting contract with any consultant who prior to becoming a consultant was a director or officer of Crown or the Crown Subsidiaries or (C) any plan, agreement, arrangement or understanding similar to any of the foregoing, (v) neither Crown nor the Crown Subsidiaries is a party to any agreement to loan any amount to or guarantee a loan of any amount to any employee, (vi) neither Crown nor the Crown Subsidiaries has been or is not a party to any Plan, contract or arrangement providing for insurance or for any indemnification of any officer, director or employee of Crown or the Crown Subsidiaries, (vii) neither Crown nor the Crown Subsidiaries is a party to any collective bargaining agreement or other labor agreement with any union or labor organization or to any conciliation agreement with the Department of Labor, the Equal Employment Opportunity Commission or any federal, state or local agency which requires equal employment opportunities or affirmative action in employment, (viii) there is no unfair labor practice or other complaint against Crown or the Crown Subsidiaries pending or, to the Knowledge of Crown, threatened, before the National Labor Relations Board, or any complaint before the Equal Employment Opportunity Commission, or any state, local or foreign agency similar to either thereof, (ix) there is no strike, dispute, slowdown, work stoppage or lockout pending, or to the Knowledge of Crown, threatened against or involving Crown or the Crown Subsidiaries, and (x) there is no legal, administrative, arbitral or other proceeding, claim, suit, action or governmental investigation of any nature pending or, to the Knowledge of Crown, threatened in respect of which any director, officer, employee or agent of Crown or the Crown Subsidiaries is or may be entitled to claim indemnification from Crown or the Crown Subsidiaries.

4.9 BROKER'S FEES. Except as set forth in section 7.2.6, neither Crown, the Crown Subsidiaries nor any of their officers or directors has employed any broker, finder or investment banker or incurred any liability for any broker's fees, financial advisory fees, investment banker's or finder's fees in connection with any of the transactions contemplated by this Agreement.

4.10 LITIGATION. There are no outstanding orders, judgments, injunctions, awards or decrees of any court, governmental agency or authority or arbitration tribunal by which Crown or the Crown Subsidiaries is bound, or to which any of their assets, properties, securities or businesses is subject that individually require the payment by Crown or the Crown Subsidiaries of the sum of $50,000 or more. As of the date hereof there are no actions, suits, claims, legal, administrative or arbitral proceedings or investigations, pending or, to the Knowledge of Crown, threatened against Crown or the Crown Subsidiaries or any of their assets or properties, except for actions, suits, or claims that would not have a Material Adverse Effect.

4.11 AUTHORIZATIONS; COMPLIANCE WITH LAWS. Crown and the Crown Subsidiaries hold all authorizations, permits, licenses, variances, exemptions, orders and approvals required by Governmental Entities for the lawful conduct of its business taken as a whole, to own or hold under lease the properties and assets it owns or holds under lease and to perform all of its obligations under the Crown Contracts to which they are a party, except for such authorizations, permits, licenses, variances, exemptions, orders and approvals which the failure to hold, taken together, would not have a Material Adverse Effect (the "Crown Permits"); PROVIDED THAT, Crown does not have, and does not represent that it has, all authorizations, permits, licenses, variances, exemptions, orders, and approvals required by Governmental Entities to construct and operate a mine at its Buckhorn Mountain Project in the state of Washington. Crown and the Crown

Subsidiaries are in compliance with the terms of the Crown Permits except where the failure to be in such compliance will not, taken together, have a Material Adverse Effect. Except as set forth in SECTION 4.11 of the Crown Disclosure Schedule, since January 1, 1997, neither Crown nor the Crown Subsidiaries has been in violation of or default under any Law, except for any such violation or default which will not have a Material Adverse Effect. To Crown's Knowledge, except as set forth in SECTION 4.11 of the Crown Disclosure Schedule, as of the date of this Agreement, no investigation or reviews by any Governmental Entity with respect to Crown or the Crown Subsidiaries is pending nor has any Governmental Entity notified Crown or the Crown Subsidiaries of an intention to conduct the same nor do any facts exist which may give rise to such an investigation or review.

4.12 ENVIRONMENTAL MATTERS. Except as set forth in SECTION 4.12 of the Crown Disclosure Schedule, and except for such violations, notices and Releases as would not, taken together, have a Material Adverse Effect: (a) neither Crown nor the Crown Subsidiaries is in violation of any applicable Environmental Law; (b) no Hazardous Material has been disposed of or Released by Crown or the Crown Subsidiaries in violation of applicable Environmental Law; (c) neither Crown nor the Crown Subsidiaries has any liability under any Environmental Law; and (d) neither Crown nor the Crown Subsidiaries has received any notice from any governmental body alleging that Crown or the Crown Subsidiaries is in violation of, or liable for investigation or cleanup of any Release of Hazardous Material under, any Environmental Law.

4.13 ABSENCE OF DEFAULTS. Except where a default or violation would not have a Material Adverse Effect, neither Crown nor the Crown Subsidiaries is in violation of any provision of its Organizational Documents, or in default under or violation of any Crown Contract and, to the Knowledge of Crown or the Crown Subsidiaries, no event has occurred which, with notice, lapse of time and/or action by a third party, would constitute or result in such a default or violation.

4.14    MATERIAL CONTRACTS.

        4.14.1 MATERIAL CONTRACTS. Crown's Form 10-K and Forms 10-Q disclose all contracts that constitute "material contracts" as defined in Item 601(b)(10) of Regulation S-K to which Crown or the Crown Subsidiaries are a party or to which they or their assets are subject and which are required to be disclosed therein or listed as exhibits thereto, except as set forth in Section 4.14.1 of the Crown Disclosure Schedule (collectively, the "Crown Contracts"). True and complete copies of all of the Crown Contracts have been provided or made available to Parent.

        4.14.2 INSURANCE POLICIES. True copies of the insurance policies now in effect with respect to the owned and leased real properties, businesses, employees, officers and directors of Crown or the Crown Subsidiaries and with respect to any Benefit Plan or a fiduciary thereof and the amounts and types of casualties and contingencies insured against thereunder, including all amendments and supplements thereto, have been delivered or made available to Parent.

4.15 TITLE AND CONDITION OF ASSETS. Crown or the Crown Subsidiaries have sufficient title (subject, in the case of unpatented mining claims located in the United States, to the paramount title of the United States of America), applying customary standards in the mining industry, to their operating properties and properties with proven and probable ore reserves or mineral resources (other than property as to which Crown or the Crown Subsidiaries are a lessee, in which case it has a valid leasehold interest) to permit the exploitation of such reserves and resources, except for such defects in title that, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect on Crown or the Crown Subsidiaries. Notwithstanding the foregoing, no representation or warranty is made as to a discovery of valuable minerals for any unpatented mining claim located in the United States. All real and tangible personal property of Crown or the Crown Subsidiaries is in generally good repair and is operational and usable in the operation of Crown or the Crown Subsidiaries, subject to normal wear and tear and technical obsolescence, repair, or replacement, except for such property whose failure to be in such condition would not be reasonably likely to have a Material Adverse Effect on Crown.

4.16 LABOR RELATIONS. As of the date hereof, no employees of Crown or the Crown Subsidiaries are covered by any collective bargaining agreement and (a) there are no representation questions, arbitration proceedings, labor strikes, slow-downs or stoppages, material grievances, or other labor troubles pending or, to the Knowledge of Crown, threatened as of the date hereof with respect to the employees of Crown or the Crown Subsidiaries which would have a Material Adverse Effect on Crown or the Crown Subsidiaries; and (b) to Crown's Knowledge, as of the date hereof, there are no present or pending applications for certification (or equivalent procedure under any applicable Law) of any union as the exclusive bargaining agent for any employees of Crown or the Crown Subsidiaries.

4.17 RESERVE REPORTS AND RESERVE ESTIMATES. The reports of proven and probable reserves of Crown summarized in its report on Form 10-K for the year ended December 31, 2002, and in its subsequent reports on Form 10-Q were prepared in all Material respects in accordance with applicable requirements of the Exchange Act and such reports were, as of their respective dates, in all Material respects in compliance with the requirements applicable to the presentation of such reserves in documents filed with the SEC.

4.18 INTELLECTUAL PROPERTY RIGHTS. SECTION 4.18 of the Crown Disclosure Schedule sets forth all Material trade names, patents, trademark registrations, service mark registrations, copyright registrations and all pending applications for and registrations of any of the foregoing, owned by Crown or the Crown Subsidiaries identified by country in which they have been filed or registered and with applicable serial or registration numbers (the "Intellectual Property"). Crown or the Crown Subsidiaries is the owner of all right, title and interest in and to the Intellectual Property. Crown or the Crown Subsidiaries have, and will continue to have after the Merger, the exclusive right to use such Intellectual Property (which, subject to the disclosures in SECTION 4.18 of the Crown Disclosure Schedule, and in combination with any rights of Crown pursuant to common law or the Crown Contracts, constitutes all Material Intellectual Property rights necessary for the conduct of its business) and the use thereof by Crown or the Crown Subsidiaries does not violate or infringe the rights of any other person, and the transfer to the Surviving Corporation pursuant to the Merger, will not violate or infringe the rights of any other person. To the Knowledge of Crown or the Crown Subsidiaries, no other person is infringing the right of Crown or the Crown Subsidiaries in any such Intellectual Property. Neither Crown nor the Crown Subsidiaries is in default nor, with the giving of notice or lapse of time or both, would be in default, under any license to use such Intellectual Property.

4.19 ACCOUNTS RECEIVABLE. All of the receivables (the "Accounts Receivable") including accounts receivable, loans receivable and advances of Crown or the Crown Subsidiaries which are reflected in the Most Recent Balance Sheet and all such Accounts Receivable which have arisen since the Most Recent Balance Sheet, have arisen only from bona fide transactions in the ordinary course of business.
SECTION 4.19 of the Crown Disclosure Schedule accurately lists as of September 30, 2002, all Accounts Receivable and, for all Material Accounts Receivable, the amount owing and the aging of such receivable, the name and last known address for the party from whom such receivable is owing, and any security in favor of Crown or the Crown Subsidiaries for the repayment of such receivable which Crown or the Crown Subsidiaries purport to have. Subject to the reserves shown on the Most Recent Balance Sheet with respect to the Accounts Receivable which have been established in accordance with GAAP and in a manner consistent with the prior practice of Crown, the Accounts Receivable as of September 30, 2003, are collectible in accordance with their terms. There are no contests, claims, warranty claims, failure of performance claims, or other asserted claims or rights of set-off under agreements with obligors of the Accounts Receivable as of September 30, 2003, relating to the amount or validity of such Accounts Receivable in excess of $25,000 in the aggregate.

4.20 CAPITALIZED LEASE OBLIGATIONS. Neither Crown nor the Crown Subsidiaries has any capitalized lease obligations.

4.21 CROWN REORGANIZATION. Crown has satisfied all of its obligations under the plan of reorganization (the "Plan of Reorganization") dated March 25, 2002, and all court orders related thereto. There are no outstanding claims (including, without limitation, any executory, priority or administrative claims) relating to the Plan of Reorganization.

4.22 CROWN SEC DOCUMENTS Crown has filed all forms, reports and documents with the SEC required to be filed by it after January 1, 2001, and prior to the date of this Agreement (the "Crown SEC Documents"). Each Crown SEC Document, as of its filing date (or if amended, as of the date of its last amendment) complied as to form in all Material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be. No Crown SEC Document, as of its filing date (or if amended, as of the date of its last amendment), contains any untrue statement of a Material fact or omitted to state any Material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. None of the Crown Subsidiaries is required to file any forms, reports, or other documents pursuant to the Securities Act or the Exchange Act.

                                    ARTICLE V
                 CONDUCT OF BUSINESS BY CROWN PENDING THE MERGER

5.1 CONDUCT OF BUSINESS BY CROWN PENDING THE MERGER. Crown covenants and agrees that from the date of this Agreement to the earlier of the Effective Time or the termination of this Agreement, unless Parent otherwise agrees in writing or as otherwise contemplated by this Agreement, Crown will cause its business and the business of the Crown Subsidiaries to be conducted only in the ordinary course of business or as reasonably necessary to consummate the transactions contemplated hereby. Without limiting the generality of the foregoing, Crown covenants and agrees that from the date of this Agreement to the earlier of the Effective Time or the termination of this
Agreement:

        5.1.1 BUSINESS RELATIONS. Crown will use its commercially reasonable efforts to (i) preserve intact the business and organization of Crown and the Crown Subsidiaries; (ii) keep available to itself and Parent the present services of the employees of Crown and the Crown Subsidiaries; (iii) pursue, in a professional and commercially reasonable manner, and in consultation with Parent, its permitting and licensing efforts with respect to the Buckhorn Mountain Project; and (iv) maintain in full force and effect, at the same levels of coverage, all the currently existing insurance.

        5.1.2 CAPITALIZATION. Crown will not (i) sell or pledge or otherwise encumber any stock owned by it in the Crown Subsidiaries, other than (A) each of such contractual obligations as set forth on Section 5.1.2 of the Crown Disclosure Schedule or (B) encumbrances resulting from the application of Permitted Liens, (ii) amend its, or permit the amendment of the Subsidiaries' (other than Solitario's) Organizational Documents, (iii) split, combine or reclassify any shares of its capital stock; (iv) declare, set aside, make or pay any dividend or other distribution payable in cash, stock or property or any combination thereof with respect to its capital stock (other than such payments as may be required under the provisions of the Crown Convertible Notes and the declaration and payment by Crown of a dividend solely in Solitario common shares; PROVIDED THAT, Crown shall reserve from such dividend sufficient Solitario common shares to permit it to meet any contractual obligations Crown may have), or (v) enter into any agreement, commitment or arrangement with respect to any of the foregoing. Crown shall make all interest payments with respect to the Crown Convertible Notes, when due under their terms, in cash.

        5.1.3 SELL OR PURCHASE CAPITAL STOCK; MERGERS; JOINT VENTURES. Crown shall not (i) issue, authorize the issuance of or sell any additional shares of Crown common stock or other Crown securities, or issue, reissue or grant any option, warrant, call, commitment, subscription, stock appreciation right, right to purchase or agreement of any character to acquire any shares of its capital stock, except for the vesting of Crown Options in accordance with their existing terms, the exercise of Crown Options and Crown Warrants in accordance with their terms, or the conversion of outstanding Crown Convertible Notes; (ii) redeem, purchase or otherwise acquire or offer to acquire, directly or indirectly, any of its capital stock; (iii) amend or terminate any Material contract, agreement or license to which it is a party other than in the ordinary course of business or as reasonably necessary in connection with the transactions contemplated in this Agreement; (iv) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division or substantial part thereof; (v) sell, lease, license, transfer, pledge, mortgage, hypothecate or otherwise dispose of any of its assets other than in the ordinary course of business, excluding the sale of immaterial assets of Crown that in the good faith belief of Crown are not necessary to the operation of its business and except for the distribution of Solitario common stock to its stockholders; (vi) enter into any joint venture or partnership or acquire majority ownership of any business entity which involves an investment by Crown in the aggregate in excess of $25,000; (vii) incur any indebtedness for borrowed money other than trade payables in the ordinary course of business;
(viii) guarantee
any obligation of a third party; (ix) issue any debt securities; or (x) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing.

        5.1.4 COMPENSATION. Except in the ordinary course of business and except as required by existing agreements, neither Crown nor the Crown Subsidiaries shall grant any increase in compensation or pay or agree to pay or accrue any bonus or like benefit to or for the credit of any director, officer or employee, or grant any severance or termination pay (other than pursuant to policies or agreements of Crown in effect on the date hereof and disclosed in the Crown Disclosure Schedule) or pay any "excess parachute payment" within the meaning of Section 280G of the Code to, or enter into any employment, consulting, compensation, severance, termination or other form of agreement with, any executive officer, director, employee or independent consultant or advisor, whether past, present or future. Neither Crown nor the Crown Subsidiaries shall increase benefits payable under, or broaden eligibility for, their current severance or termination pay policies, and except as required by applicable Law, regulations or court order. Neither Crown nor the Crown Subsidiaries shall adopt, enter into or amend to increase the benefits payable under, or broaden eligibility for, any Benefit Plan.

        5.1.5   ALTERNATIVE TRANSACTION.

                5.1.5.1 Crown shall not, directly or indirectly through any of the Crown Subsidiaries or the respective directors, officers, agents, representatives, affiliates, stockholders or any other persons acting on any of their behalf, (a) enter into any transaction with any party other than Parent relative to a merger or consolidation or any other business combination or any disposition of the assets of Crown or any interest in its business, its capital stock or any part thereof or a transaction comparable or similar to the Merger or that would prevent or materially impede the Merger (any of the foregoing, an "Alternative Transaction"),
        (b) solicit or encourage submission of inquiries, proposals or offers from any other party relative to an Alternative Transaction; (c) except in the ordinary course of business or as required by Law, regulation, or court order or by agreements existing at the date of this Agreement, provide information to any other Person regarding Crown or any of the Crown Subsidiaries (other than Solitario), (d) conduct any discussions or negotiations regarding, or enter into any agreement, arrangement or understanding regarding, or approve, recommend or propose publicly to approve or recommend, an Alternative Transaction, or (e) agree to do any of the foregoing. Crown shall promptly notify Parent if it receives any offer, inquiry or proposal or enters into any discussions, including without limitation, the terms and conditions of any such Alternative Transaction and the identity of the potential acquirer relating to an Alternative Transaction and the details thereof, and shall keep Parent fully informed on an ongoing basis with respect to each such offer, inquiry, proposal or discussions with any Person. Crown shall provide Parent with copies of all such offers, inquiries or proposals that are in writing and all written materials and correspondence relating thereto as soon as practicable after receipt by Crown. Crown and its Board of Directors shall not enter into any agreement with respect to, or otherwise approve or recommend, any Alternative Transaction, unless
        SECTION 5.1.5.4 of this Agreement has been complied with.

                5.1.5.2 Notwithstanding anything to the contrary in this Agreement, in response to an unsolicited offer, inquiry or proposal from any Person with respect to an Alternative Transaction, Crown (and its directors, officers, agents, representatives, affiliates, stockholders and other persons acting on its behalf) may (a) participate in discussions or negotiations with, review information from, and, subject to compliance with Section 5.1.5.4, furnish non-public information to any third party that has made such offer, inquiry or proposal relative to an Alternative Transaction and/or (b) approve or accept an unsolicited Alternative Transaction and may make or authorize any statement, recommendation or solicitation in support of an unsolicited Alternative Transaction, in each case only if Crown's Board of Directors determines in good faith: (i) that, in the case of subclause (a), such Alternative Transaction proposal is or is reasonably likely to be or become, or, in the case of subclause (b), such Alternative Transaction proposal is more favorable to Crown and its shareholders than the transactions contemplated by this Agreement; and (ii) following consultation with outside legal counsel, that the failure to participate in such discussions or negotiations, review such information or furnish such information regarding, or approve or accept, the Alternative Transaction would violate the fiduciary duties under applicable Law (any such Alternative Transaction as to which such a determination has been made being herein referred to as a "Superior Proposal"); provided, however, that Crown shall, prior to providing such information or participating in such discussions, advise Parent that Crown will do so.

                5.1.5.3 Crown shall immediately cease and cause to be terminated any existing discussions or negotiations with any Person (other than Parent) conducted heretofore with respect to any of the foregoing. Crown agrees not to release any third party from the confidentiality and standstill provisions of any agreement to which Crown is a party, other than agreements with Crown's customers and suppliers entered into in the ordinary course of business.

                5.1.5.4 If Crown proposes to enter into a definitive agreement in connection with a Superior Proposal, it shall first provide Parent with the details thereof (including a copy of all written agreements, correspondence and other documents relating thereto) and a reasonable period of time (which shall not be less than two (2) business days) during which Parent may propose changes to the transaction provided for by this Agreement. Crown may not furnish any of its non-public information to a potential party to a Superior Proposal unless it has previously furnished or provided access to, or promptly thereafter furnishes or provides access to, such information to Parent.

                5.1.5.5 Crown shall ensure that the officers and directors of Crown and the Crown Subsidiaries, and any investment banker, attorney or other advisor or representative retained by Crown or any of the Crown Subsidiaries, or providing services to Crown or any of the Crown Subsidiaries, in connection with the transactions contemplated hereby are aware of the restrictions described in this SECTION 5.1.5 and shall direct such Persons to comply therewith.

        5.1.6 VIOLATION OF LAW. Crown shall not take any action which violates any statute, code, ordinance, rule, regulation, judgment, order, writ, arbitral award, injunction or decree of any court, governmental agency or body or arbitrator, domestic or foreign, having jurisdiction over its properties which would have a Material Adverse Effect.

        5.1.7 BOOKS AND RECORDS. Crown shall maintain its books, accounts and records in accordance with GAAP and, except as otherwise required by GAAP, on a basis consistent with the Most Recent Financial Statements. Crown shall not make any change in any method of accounting or accounting practice, or any change in the method used in allocating income, charging costs or accounting for income, except as may be required by law, regulation or GAAP.

        5.1.8 TAXES. Crown will not (i) incur, pay or be subject to any obligation to make any payment of, or in respect of, any Tax on or before the Effective Time, except in the ordinary course of business or (ii) agree to extend or waive any statute of limitations on the assessment or collection of any Tax.

        5.1.9 PAYMENT OF LIABILITIES. Crown shall pay or discharge its current liabilities and accounts payable and properly accrue or provide for deferred liabilities in the ordinary course of business consistent with past practice, except for such liabilities as may be subject to a good faith dispute or counterclaim and for which adequate reserves have been established.

        5.1.10 COLLECTION OF ACCOUNTS RECEIVABLE. Crown shall use reasonable commercial efforts to collect its accounts receivable in the ordinary course of business consistent with past practice. Crown shall not factor or sell or agree to factor or sell its accounts receivable or any portion thereof.

        5.1.11 VENDORS AND SUPPLIERS. Crown shall not change or agree to change any Material terms with any of its vendors or suppliers except in the ordinary course of business. Crown shall pay all liabilities to vendors and suppliers in the ordinary course of business consistent with past practice.

        5.1.12 PAYROLL. Except as may be required by Law, Crown shall not make any Material change in its payroll and payroll tax payment practices.

        5.1.13 CAPITAL EXPENDITURES. Crown shall not make any capital expenditures in excess of $500,000 in the aggregate per calendar quarter.

5.2 PROCESSING OF REQUESTS FOR CONSENT. If Crown wishes to seek the consent of Parent to any activity requiring such consent pursuant to SECTION 5.1, it shall request such consent by written notice to Brian W. Penny, the Chief Financial Officer of Parent. Parent shall use reasonable efforts to cause a decision with respect to such consent to be made and communicated to Crown as soon as practical and, in any event, within five business days following receipt of such notice.

                                   ARTICLE VI
                              ADDITIONAL AGREEMENTS

6.1 REGISTRATION STATEMENT. As promptly as practicable after the execution of this Agreement, Parent and Crown shall prepare and file with the SEC a registration statement on Form F-4 (the "Registration Statement"), which will include a proxy statement for the solicitation of proxies by Crown in connection with the approval of the Merger by the Crown stockholders (the "Proxy Statement/Prospectus"). Each of Parent and Crown shall use its commercially reasonable efforts to cause the Registration Statement to be declared effective by the SEC as promptly as practicable, and shall take any action required to be taken under any applicable federal or state securities laws in connection with the issuance of Kinross Common Shares in the Merger and the solicitation of proxies for the Crown Stockholders' Meeting. Each of Parent and Crown shall furnish to the other all information concerning it and the holders of its capital stock as the other may reasonably request in connection with such registration statement. As promptly as practicable after the Registration Statement shall have been declared effective by the SEC, Crown shall comply with all applicable requirements of the Exchange Act, rules and regulations thereunder, and the Washington Act necessary to notice and hold the Crown Stockholders' Meeting. The Proxy Statement/Prospectus shall include the Crown Recommendation, unless such recommendation shall have been withdrawn as a result of a Superior Proposal or as the Board of Directors, after consultation with outside legal counsel, determines is required by the fiduciary duties of the Crown Board of Directors. The information supplied by Crown or Parent, as the case may be, for inclusion in the Registration Statement shall not, at the time the Proxy Statement/Prospectus is mailed to the stockholders of Crown, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. Crown hereby consents to the use of the information it provides for inclusion in the Registration Statement or contained in Crown's periodic reports filed with the SEC in any filing Kinross is obligated to make or makes under the provisions of Canadian securities Laws. If at any time prior to the Effective Time any event or circumstance relating to Crown or any of its affiliates, or its or their respective officers or directors, is discovered by Crown or Parent, as the case may be, that should be set forth in a supplement or an amendment to the Proxy Statement/Prospectus, such party shall promptly inform the other thereof in writing. All documents that Crown or Parent, as the case may be, is responsible for filing with the SEC in connection with the transactions contemplated herein shall comply as to form in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

6.2 CONVERSION OF OUTSTANDING CROWN CONVERTIBLE NOTES. Crown agrees to use its commercially reasonable efforts to (i) obtain the necessary approval of the holders of the outstanding Crown Convertible Notes to amend the terms of such Crown Convertible Notes; (ii) obtain the necessary agreement of each of the holders of such Crown Convertible Notes; or (iii) to call the Crown Convertible Notes for redemption, in any event, so that all of the outstanding Crown Convertible Notes are redeemed or are converted into Crown Common Shares prior to the Effective Time.

6.3 FILINGS BY SOLITARIO. Crown agrees to use its commercially reasonable efforts to cause Solitario to make all filings and obtain all regulatory approvals required by the Securities Act, the Exchange Act, and Canadian securities Laws in connection with the distribution by Crown of the Solitario Common Stock to the stockholders of Crown. Such filings shall be prepared by and made at the expense of Solitario. Crown shall cooperate in providing all information to Solitario necessary to complete such filings.

6.4 ACCESS AND INFORMATION. Crown hereby covenants and agrees that it will afford to Parent and its representatives full access during normal business hours throughout the period prior to the Effective Time to all of its properties upon reasonable prior notice and shall use reasonable efforts to make its directors, management, other employees and authorized representatives (including counsel and independent public accountants) available to confer with Parent and its authorized representatives (provided that Parent shall give the Chief Executive Officer of Crown reasonable notice) and, during such period, Crown will (i) make available all papers and records of Crown relating to the assets, properties, operations, obligations and liabilities of Crown, including but not limited to, all books of account (including the general ledger), tax records and returns, title documents, minute books of directors', committees' and stockholders' meetings, mining plans or permitting applications or strategies (other than documents relating to the consideration by Crown of the transactions contemplated by this Agreement), Organizational Documents, Crown Contracts, filings with and communications from any regulatory authority, accountants' work papers, litigation files, plans affecting employees, and any other business activities or prospects as Parent may from time to time reasonably request and that Crown has, and (ii) promptly furnish to Parent all other information concerning its business, properties and personnel as Parent may reasonably request. Throughout the period prior to the Effective Time, Crown will cause one or more of its designated representatives to be available to confer on a regular and frequent basis with representatives of Parent and to report the general status of the ongoing operations of Crown.

6.5 REGULATORY APPROVALS. Parent, Purchaser and Crown shall make all filings and requests for approval with any and all Governmental Entities as may be necessary to permit or give effect to the transactions contemplated by this Agreement.

6.6 ADDITIONAL AGREEMENTS; FURTHER ASSURANCES. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable on the part of such party, to consummate and make effective the transactions contemplated by this Agreement at the earliest practicable date, including using its commercially reasonable efforts to obtain all required consents, approvals, waivers, exemptions, amendments and authorizations, give all notices, and make or effect all filings, registrations, applications, designations and declarations; and each party shall cooperate fully with the other (including by providing any necessary information) with respect to the foregoing. Crown and Parent each will make commercially reasonable efforts to conduct its business so that its representations and warranties shall be true and correct at the Effective Time (except those representations and warranties which are expressly limited to some other date, or actions contemplated or permitted hereby) with the same force and effect as if such representations and warranties were made anew at and as of the Effective Time. Each party shall give prompt written notice to the other of (i) the occurrence or failure to occur of any event which occurrence or failure has caused or could reasonably be expected to cause any representation or warranty of Crown or Parent as the case may be, contained in this Agreement to be untrue or inaccurate at any time from the date hereof to the Effective Time or that will result in the failure to satisfy any of the conditions specified in Article VII and (ii) any failure of Crown or Parent as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

6.7 PUBLICITY. So long as this Agreement is in effect, neither Crown nor Parent will, prior to the Effective Time, issue, or permit to be issued any press release or other announcement or public disclosure of matters related to this Agreement or the transactions contemplated hereby without the prior consent of the other party, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with NYSE or the TSX.

6.8 TAX TREATMENT. Each party hereto shall use all reasonable efforts to cause the Merger to qualify, and shall not take, and shall use all reasonable efforts to prevent any affiliate of such party from taking, any actions that could prevent the Merger from qualifying, as a reorganization within the meaning of Section 368(a) of the Code. Nothing herein shall preclude Parent from transferring its ownership of Crown to another Subsidiary of Parent that is "controlled" by Parent within the meaning of Code Section 368(a)(2)(c).

6.9 INDEMNIFICATION. Notwithstanding anything in this Agreement to the contrary, including SECTION 1.5, the Merger shall not diminish or otherwise adversely affect the rights of the current and former directors and officers of Crown (each an "Indemnified Party") under Articles XII and XIII of the Articles of Amendment of the Restated Articles of Incorporation of Crown and under Article Eleven of the Bylaws of Crown (collectively the "Indemnification Provisions"). The Surviving Corporation and the Parent assume and shall be jointly and severally liable for all obligations of Crown under the Indemnification Provisions for any "proceeding" (as defined in Section 11-1 of the Bylaws of Crown) that arises with respect to an Indemnified Party within six
(6) years after the Effective Time. Each Indemnified Party shall have the right to enforce his rights under the Indemnification Provisions directly against the Surviving Corporation and/or the Parent, with respect to each such proceeding. The Surviving Corporation and the Parent agree that, notwithstanding the terms of Section 11-3 of the Bylaws of Crown, in all proceedings not brought by the Surviving Corporation and/or Parent, the Surviving Corporation and Parent shall not have the right by resolution of the Board of Directors or other corporate action to withhold the advancement of expenses to an Indemnified Party, and that such right to the advancement of expenses shall be subject only to the Indemnified Party's delivery of the undertaking described in Section 11-3 of the Bylaws of Crown. This SECTION 6.9 (i) is intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his heirs and personal representatives, (ii) shall be binding on the Surviving Corporation and the Parent and their respective successors and assigns, and (iii) shall survive the Merger and Effective Time.

6.10 RULE 145 AFFILIATES. Prior to the Effective Time, Crown shall cause to be delivered to Parent a list identifying all persons who are, at the time of the Crown Stockholders' Meeting, deemed to be an affiliate (as defined in the Securities Act) of Crown. Crown shall use its reasonable efforts to cause each person who is identified as a possible Securities Act Affiliate to enter into, prior to the Effective Time, an agreement in the form attached hereto as Exhibit 6.10 pursuant to which each such Person acknowledges its responsibilities as such an affiliate.

6.11    TAX REPRESENTATION LETTERS. For purposes of the tax opinion described in
SECTION 7.2.4 of this Agreement, each of Crown, Parent, and Purchaser shall provide representation letters reasonably customary in scope and substance, each dated as of the date that is two business days prior to the date the Proxy Statement/Prospectus is mailed to shareholders of Crown and reissued as of the Closing Date.

6.12 CROWN OPTIONS. The Crown Board of Directors, in a timely fashion, shall select the alternative set forth in paragraph 10.2-3 of the Crown 2002 Stock Incentive Plan so that all Crown Options shall be exercised or shall terminate prior to the Effective Time.

                                   ARTICLE VII
                                   CONDITIONS

7.1 CONDITIONS TO EACH PARTY'S OBLIGATIONS TO EFFECT THE MERGER. The respective obligations of each party to effect the Merger shall be subject to the following conditions, except, to the extent permitted by applicable Law, as such condition may be waived in writing pursuant to SECTION 7.5 by the joint action of Parent and Crown:

        7.1.1 REGISTRATION STATEMENT. The Registration Statement shall have been declared effective by the SEC and Parent shall have received all other authorizations necessary under applicable securities laws to consummate the transactions contemplated by this Agreement.

        7.1.2 APPROVAL OF CROWN STOCKHOLDERS. Crown shall have obtained all approvals of holders of shares of capital stock of Crown necessary to approve and adopt the Merger, this Agreement and all the transactions contemplated hereby to the extent required by the Washington Act.

        7.1.3 INJUNCTION; COMPLIANCE WITH LAW. No preliminary or permanent injunction or other order by any foreign court having appropriate jurisdiction or of any federal or state court preventing consummation of the Merger having been issued and continuing in effect, and the Merger and the other transactions contemplated hereby not being prohibited under any applicable Law.

        7.1.4 LEGAL PROCEEDINGS. No Law or injunction shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, restrains, enjoins or restricts the consummation of the Merger or litigation instigated which seeks to prohibit, restrain, enjoin, or restrict the consummation of the Merger.

        7.1.5 REGULATORY APPROVALS. All approvals, consents, or authorizations of any governmental entity or other regulatory body having jurisdiction over the matter, including, but not limited to, the NYSE and the TSX, required as a condition of the consummation of the transactions contemplated herein shall have been received and shall not have been rescinded; and neither Crown nor Parent shall have received written notice from any such entity that it is

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

conducting any review or investigation to determine whether any such approval, consent, or authorization should be withdrawn or Materially modified.

7.2 ADDITIONAL CONDITIONS TO OBLIGATIONS OF CROWN. The obligations of Crown to effect the Merger and the other transactions contemplated hereby are also subject the satisfaction at or prior to the Closing Date of the following conditions, any or all of which may be waived in writing by Crown, in whole or in part, to the extent permitted by applicable law.

        7.2.1 REPRESENTATIONS AND WARRANTIES. Each of the representations and warranties of Parent and Purchaser contained in this Agreement shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date). Crown shall have received a certificate of the President and the Chief Financial Officer of Parent, dated the Closing Date, to such effect.

        7.2.2 AGREEMENTS AND COVENANTS. Parent and Purchaser shall each have performed or complied, in all Material respects, with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date. Crown shall have received a certificate of the President and the Chief Financial Officer of Parent and Purchaser, dated the Closing Date, to such effect.

        7.2.3 MATERIAL ADVERSE CHANGE. Since the date of this Agreement, there shall have been no change, occurrence, or circumstance in the current or future business, assets, liabilities, financial condition, or results of operations of Parent and its consolidated subsidiaries having, or reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Parent, viewed on a consolidated basis.

        7.2.4 TAX OPINION. Crown shall have received the written opinion of Parr Waddoups Brown Gee & Loveless, dated the Closing Date, to the effect that:
(a) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code; (b) Parent, Purchaser, and Crown will constitute parties to the reorganization within the meaning of Section 368(b) of the Code; and (c) for United States federal income tax purposes no gain or loss will be recognized by the holders of Crown Common Stock or Crown Warrants upon receipt of shares of Kinross Common Shares in the Merger in exchange for such Crown Common Stock or Crown Warrants, except for any cash received in lieu of a fractional share interest in the Kinross Common Shares; and (d) Crown Shareholders will not recognize taxable gain under Section 367(a) of the Code as a result of the Merger; and such opinion shall not have been withdrawn or modified. Counsel may rely on representations from the parties and appropriate assumptions in rendering its opinion.

        7.2.5 APPROVALS AND CONSENTS. Parent shall have obtained any consents from third parties necessary to consummate the transactions contemplated hereby without Material Adverse Effect on the business or financial condition of Parent.

        7.2.6 OPINION OF FINANCIAL ADVISOR. The financial advisor of Crown, Haywood Securities Inc. of Toronto, Ontario, has delivered to the Board of Directors of Crown a written opinion to the effect that the Exchange Ratio is fair from a financial point of view to the shareholders of Crown.

7.3 ADDITIONAL CONDITIONS TO OBLIGATIONS OF PARENT AND PURCHASER. The obligations of Parent and Purchaser to effect the Merger and the other transactions contemplated hereby are also subject to the satisfaction at or prior to the Closing Date of the following conditions, any or all of which may be waived in writing by Parent and Purchaser, in whole or in part, to the extent permitted by applicable law.

        7.3.1 REPRESENTATIONS AND WARRANTIES. Each of the representations and warranties of Crown contained in this Agreement shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date). Parent and Purchaser shall have received a certificate of the President and the Chief Financial Officer of Crown, dated the Closing Date, to such effect.

        7.3.2 AGREEMENTS AND COVENANTS. Crown shall have performed or complied, in all Material respects, with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date. Parent and Purchaser shall have received a certificate of the President and the Chief Financial Officer of Crown, dated the Closing Date, to such effect.

        7.3.3 MATERIAL ADVERSE CHANGE. Since the date of this Agreement, there shall have been no change, occurrence, or circumstance in the current or future business prospects, assets, liabilities, financial condition or results of operations of Crown or any of the Crown Subsidiaries having, or reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the business, properties, or prospects of Crown, including any action taken, or any statute, rule, regulation, or order enacted, entered, or enforced by any Governmental Entity in connection with the grant or denial of a regulatory approval necessary, in the reasonable business judgment of Parent and Purchaser, to the continuing operation of the current or future business of Crown which, in the reasonable business judgment of Parent and Purchaser, would be materially burdensome in the context of the transactions contemplated by this Agreement. Parent and Purchaser shall have received a certificate of the President and the Chief Financial Officer of Crown, dated the Closing Date, to such effect. For the purpose of this Agreement, changes in gold prices do not, by themselves, constitute a change having a Material Adverse Effect.

        7.3.4 DISSENTER RIGHTS. The number of shares of Crown Common Stock for which valid Dissenter Notices have been provided and remain outstanding immediately prior to the effectiveness of the Merger does not exceed 5% of the issued and outstanding Crown Common Stock immediately prior to the Effective Time.

        7.3.5 DISTRIBUTION OF SOLITARIO COMMON STOCK. The distribution of the Solitario Common Stock to the shareholders of Crown, if any, has been completed in accordance with applicable United States and Canadian securities and corporate laws in a method reasonably satisfactory to Parent and Purchaser.

        7.3.6 APPROVALS AND CONSENTS. Crown shall have obtained any consents from third parties necessary to consummate the transactions contemplated hereby without Material Adverse Effect on the business or financial condition of Crown.

        7.3.7 REDEMPTION OR CONVERSION OF THE CROWN CONVERTIBLE NOTES. All of the Crown Convertible Notes shall have been converted into shares of Crown Common Stock or redeemed prior to the Effective Time.

        7.3.8 CROWN OPTIONS. All of the Crown Options shall have been exercised or terminated prior to the Effective Time.

                                  ARTICLE VIII
                             TERMINATION AND WAIVER

8.1 TERMINATION. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the Crown Stockholders:

        8.1.1 BY MUTUAL AGREEMENT. By mutual written agreement of Parent and Crown.

        8.1.2   BY PARENT OR CROWN. By either Parent or Crown, if:

                8.1.2.1 the consummation of the Merger has not occurred by June 30, 2004, provided that the party seeking to terminate this Agreement pursuant to this clause has not breached in any Material respect its obligations under this Agreement in any manner that has contributed to the failure of the consummation of the Merger on or before the such date;

                8.1.2.2 there is any Law that prohibits or makes the consummation of the Merger illegal, or if an order, decree, ruling, judgment or injunction has been entered by a Governmental Entity of competent jurisdiction permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling, judgment or injunction has become final and non-appealable; or

                8.1.2.3 at the Crown Stockholders' Meeting (including any adjournment or postponement thereof), Crown Stockholder Approval has not been obtained, if required by applicable Law, unless such failure to obtain Crown Stockholder Approval is the result of a Material breach of this Agreement by the party seeking to terminate this Agreement.

        8.1.3   BY CROWN. By Crown, if:

                8.1.3.1 (A) the representations and warranties of Parent and/or Purchaser contained in Article III of this Agreement fail to be true and correct in any Material respect (or if the representation or warranty already is qualified as to Materiality, shall fail to be true and correct as so qualified) either (x) as of the date referred to in any representation or warranty that addresses matters as of a particular date or (y) as to all other representations and warranties, as of the date of determination, or (B) Parent or Purchaser Materially breaches or Materially fails to perform its covenants and other agreements contained herein; provided that, in each of the foregoing clauses (A) and (B), such breach or failure cannot be or has not been cured in all Material respects within ten (10) days after Crown's written notice thereof to Parent or Purchaser; or

                8.1.3.2 Crown's Board of Directors has withdrawn the Crown Recommendation or has recommended or entered into a definitive agreement with respect to a Superior Proposal.

        8.1.4   BY PURCHASER AND PARENT. By Purchaser and Parent, if:

                8.1.4.1 (A) the representations and warranties of Crown contained in Article IV of this Agreement fail to be true and correct in any Material respect (or if the representation or warranty already is qualified as to Materiality, shall fail to be true and correct as so qualified) either (x) as of the date referred to in any representation or warranty that addresses matters as of a particular date or (y) as to all other representations and warranties, as of the date of determination, or (B) Crown Materially breaches or Materially fails to perform its covenants and other agreements contained herein; provided that, in each of the foregoing clauses (A) and (B), such breach or failure cannot be or has not been cured in all Material respects within ten (10) days after Parent's written notice thereof to Crown; or

                8.1.4.2 Crown's Board of Directors has withdrawn the Crown Recommendation or has recommended or entered into a definitive agreement with respect to a Superior Proposal.

8.2 EFFECT OF TERMINATION. If any party terminates this Agreement pursuant to SECTION 8.1 above, all rights and obligations of the parties hereunder will terminate without any liability of any party to any other party, except for any liability of any party as a result of that party's breach, provided that the provisions of this Article VIII and Article IX will remain in full force and effect and survive any termination of this Agreement.

8.3 FEES AND EXPENSES. Except as set forth in SECTION 8.4, all fees and expenses incurred in connection with the transactions contemplated hereby will be paid by the party incurring such expenses, whether or not the Merger is consummated.

8.4 TERMINATION FEE AND EXPENSE REIMBURSEMENT. Notwithstanding any other provision of this Agreement, in the event that Crown does not consummate the transactions contemplated by this Agreement as a result of entering into any agreement resulting from a Superior Proposal within six months of the date of this Agreement, then Crown shall (i) pay to Parent a fee of $2,000,000 (the "Termination Fee"), and (ii) reimburse Parent for its documented, reasonable third-party, out-of-pocket expenses in connection with the transactions contemplated by this Agreement (the "Expense Reimbursement"). Notwithstanding the foregoing, if a court having jurisdiction of the matter should finally determine that either the Termination Fee or the Expense Reimbursement is not permissible, or is in excess of the amount permissible under applicable

Law, then the full amount determined by the court to be permissible under applicable Law shall be paid to Parent.

8.5 OTHER TERMINATION FEE AND EXPENSE REIMBURSEMENT MATTERS. Crown shall make all payments required by SECTION 8.4 promptly (and in any event within five
(5) business days of receipt by Crown of written notice from Parent) by wire transfer of immediately available funds to an account designated by Parent in writing. Crown acknowledges that the agreements regarding the Termination Fee and Expense Reimbursement contained in this Agreement are an integral part of the transactions contemplated hereby, and that in the absence of such agreements, Parent and Purchaser would not have entered into this Agreement.

8.6 WAIVER. At any time, the parties hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (iii) except as prohibited by law, waive compliance with any of the agreements or conditions contained herein the benefit of which such party or its stockholders is entitled to. Any agreement on the part of a party hereto to any such extension or waiver shall be valid if set forth in an instrument in writing signed on behalf of such party.

8.7 CONFIDENTIALITY. All information obtained by Parent pursuant to this Agreement shall be kept confidential in accordance with the Confidentiality Agreement. Notwithstanding anything to the contrary in this Agreement or in the Confidentiality Agreement, however, Crown, Parent, and Purchaser (and each affiliate and person acting on behalf of Crown, Parent, and Purchaser) agree that each of them (and each employee, representative, and other agent of such Person) may disclose to any and all Persons, without limitation of any kind, the tax treatment and tax structure of the Merger (and any related transactions) and all materials of any kind (including opinions or other tax analyses) provided to such Person relating to such tax treatment and tax structure, except to the extent necessary to comply with any applicable federal or state securities laws.

                                   ARTICLE IX
                               GENERAL PROVISIONS

9.1 NOTICES. No notice or other communication shall be deemed given unless sent in any of the manners, and to the attention of the persons, specified in this SECTION 9.1. All notices and other communications hereunder shall be in writing and shall be deemed given or delivered to any party (i) upon delivery to the address of such party specified below if delivered personally, (ii) one business day after being sent by reputable overnight courier (charges prepaid) or (iii) five business days after being sent by registered or certified mail (return receipt requested), in any case to the parties at the following addresses or telecopy numbers (followed promptly by personal, courier or certified or registered mail delivery) (or at such other addresses for a party as will be specified by like notice):



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

        9.1.1   TO PARENT OR PURCHASER:

                Kinross Gold Corporation
                52nd Floor Scotia Plaza
                40 King Street West
                Toronto, Ontario Canada M5H 3Y2
                Telephone:  (416) 365-5123
                Facsimile:  (416) 363-6622

                with a copy to:

                Keith L. Pope
                Parr Waddoups Brown Gee & Loveless
                185 South State Street, Suite 1300
                Salt Lake City, Utah 84111-1537
                Telephone: (801) 531-7840
                Facsimile: (801) 532-7750

        9.1.2   To Crown:

                Crown Resources Corporation
                4251 Kipling Street, Suite 390
                Wheat Ridge, Colorado  80033
                Telephone:  (303) 534-1030
                Facsimile:  (303) 534-1809

                with a copy to:

                John J. Halle
                Stoel Rives LLP
                900 S.W. Fifth Avenue, Suite 2600
                Portland, Oregon  97204-1268
                Telephone: (503) 224-3380
                Facsimile: (503) 220-2480

9.2 SPECIFIC PERFORMANCE AND OTHER REMEDIES. The parties hereto acknowledge that the rights of each party to consummate the transactions contemplated hereby are special, unique and of extraordinary character, and that, in the event that any party violates or fails or refuses to perform any covenant or agreement made by it herein, the non-breaching party may be without an adequate remedy at law. The parties agree, therefore, that in the event that any party violates or fails or refuses to perform any covenant or agreement made by such party herein, the non-breaching party or parties may, subject to the terms of this Agreement and in addition to any remedies at Law for damages or other relief, institute and prosecute an action in any court of competent jurisdiction to enforce specific performance of such covenant or agreement or seek any other equitable relief. The prevailing party in any proceeding shall be entitled to reimbursement for all its costs and expenses (including reasonable attorneys' fees) relating to such proceeding from the non-prevailing party.

9.3 INTERPRETATION. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

9.4 MISCELLANEOUS. This Agreement (including the documents and instruments referred to herein) (i) subject to that certain Mutual Nondisclosure Agreement, dated October 7, 2003 between Parent and Crown, constitutes the entire agreement between the parties hereto in respect of the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties hereto with respect to such subject matter, (ii) is not intended to confer upon any other person any rights or remedies hereunder, (iii) shall be governed in all respects, including validity, interpretation and effect, by the internal law, not the law of conflicts, of the State of Washington and (iv) may not be amended, modified or supplemented except by written agreement of the parties hereto. This Agreement may be executed in two or more counterparts each of which shall be deemed an original but all of which together shall constitute but a single agreement. The term "person" as used herein shall mean any individual, partnership, corporation, limited liability company, trust or other entity.

9.5 ASSIGNMENT. This Agreement (including the documents and instruments referred to herein) may not be assigned by any party. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their permitted successors and assigns, and any reference to a party hereto shall also be a reference to a permitted successor or assign.

9.6 LANGUAGE. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any person.

9.7 SEVERABILITY. Any provision hereof which is prohibited or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by law, the parties hereto waive any provision of Law which renders any such provision prohibited or unenforceable in any respect.

9.8 NON-SURVIVAL OF REPRESENTATIONS AND WARRANTIES. All of the representations and warranties of the parties contained in this Agreement shall terminate as of the Effective Time.

                                    ARTICLE X
                                   DEFINITIONS

As used in the Agreement, the terms below shall have the meanings set forth below.

"Accounts Receivable" is defined in SECTION 4.19.

"Affiliate" shall mean any person (i) that directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, an other person, (ii) that directly or beneficially owns or holds ten percent (10%) or more of any equity interest in the other person or (iii) ten percent (10%) or more of whose voting stock is owned directly or beneficially or held by the other person.

"Affiliated Group" shall have the meaning ascribed to it under Section 1504(a) of the Code.

"Alternative Transaction" is defined in SECTION 5.1.5.1.

"Articles of Merger" is defined in SECTION 1.3.

"Average Closing Price" is defined in SECTION 2.2.3.

"Benefit Plans" is defined in SECTION 4.8.1.

"Capitalized Lease Obligations" shall mean all obligations or liabilities created or arising under any capitalized lease of real or personal property, or conditional sale or other title retention agreement, whether or not the rights and remedies of the lessor, seller or lender thereof are limited to repossession of the property giving rise to such obligations or liabilities.

"Certificate" is defined in SECTION 2.1.

"Change in Control Benefit" is defined in SECTION 4.8.1.

"Closing" is defined in SECTION 1.2.

"Closing Date" is defined in SECTION 1.2.

"Code" shall mean the United States Internal Revenue Code of 1986, as amended.

"Constituent Corporations" is defined in the Preamble.

"Crown" is defined in the Preamble.

"Crown Common Stock" shall mean the shares of common stock of Crown.

"Crown Contracts" shall mean any agreement, written or oral, to which Crown or the Crown Subsidiaries are a party or by which Crown or the Crown Subsidiaries are bound or to which the assets of Crown or the Crown Subsidiaries are subject.

"Crown Convertible Notes" is defined in SECTION 4.2.2.

"Crown Disclosure Schedule" shall mean the schedule delivered by Crown to Parent simultaneously with the execution and delivery of this Agreement.

"Crown Option" and "Crown Options" are defined in SECTION 4.2.4.

"Crown Permits" is defined in SECTION 4.11.

"Crown Recommendation" is defined in SECTION 4.3.1.

"Crown Stockholder" shall mean a holder of shares of Crown Common Stock.

"Crown Stockholder Approval" shall mean the approval of the Merger, this Agreement and the transactions contemplated hereby by the Crown Stockholders in accordance with the Organizational Documents of Crown and the Washington Act.

"Crown Stockholders' Meeting" is defined in SECTION 5.2.1.1.

"Crown Stockholders' Notice" shall mean the notice of the Crown Stockholders' Meeting including the proxy card and letter of transmittal in the form to be delivered to the Crown Stockholders in connection with the Crown Stockholder Approval of this Agreement and the Merger.

"Crown Subsidiaries" is defined in Section 4.1; PROVIDED, HOWEVER, such term does not include Solitario as one of the Crown Subsidiaries.

"Crown Warrant" is defined in SECTION 4.2.3.

"Dissenter" has the meaning set forth in Section 13.010(2) of the Washington
Act.

"Dissenter Notice" shall mean a notice described in Section 13.210 of the Washington Act.

"DOJ" shall mean the United States Department of Justice.

"Effective Time" is defined in SECTION 1.3.

"Environmental Law" shall mean any and all existing federal, international, state or local statutes, laws, regulations, ordinances, orders, policies, or decrees and the like, relating to public health or safety, pollution or protection of human health or the environment, including natural resources, including but not limited to the Clean Air Act, 42 U.S.C. ' 7401 ET SEQ., the Clean Water Act, 33 U.S.C. ' 1251 ET SEQ., the Resource Conservation Recovery Act ("RCRA"), 42 U.S.C. ' 6901 ET SEQ., the Toxic Substances Control Act, 15 U.S.C. ' 2601 ET SEQ., and the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), 42 U.S.C. ' 9601 ET SEQ. and any similar or implementing state or local law, or any common law, which governs:
(i) the existence, clean-up, removal and/or remedy of contamination or threat of contamination on or about real property; (ii) the emission, discharge or Release, of Hazardous Materials or contaminants into the environment; (iii) the control of Hazardous Materials or contaminants; or (iv) the use, generation, transport, treatment, storage, disposal, removal, recycling, handling or recovery of Hazardous Materials.

"ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

"ERISA Affiliate" shall mean any Person which is or was treated as a single employer with Crown (or otherwise aggregated with Crown) under Sections 414(b), 414(c), 414(m) or 414(o) of the Code.

"Exchange Act" is the Securities Exchange Act of 1934, as amended.

"Exchange Agent" is defined in SECTION 2.1.

"Exchange Ratio" is defined in SECTION 1.8.1.

"Financial Statements" is defined in SECTION 4.4.1.

"GAAP" shall mean the United States generally accepted accounting principles.

"Governmental Entities" shall mean, collectively, any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States, any foreign country or any state, county, city or other political subdivision.

"Hazardous Materials" shall mean any material or substance: (i) which is now defined as a "hazardous substance," "pollutant," "contaminant," "hazardous material," "hazardous waste," "extremely hazardous waste," "restricted hazardous waste," "infectious waste," "toxic substance," or any other formulation intended to define, list or classify substances by reason of deleterious property, such as ignitability, corrosivity, reactivity, carcinogenicity, toxicity, or reproductive toxicity, under or pursuant to CERCLA, or other Environmental Law, and existing amendments thereto and regulations promulgated thereunder; (ii) containing gasoline, oil, diesel fuel or other petroleum products, or fractions thereof; (iii) which is defined as a "hazardous waste" pursuant to RCRA and existing amendments thereto and regulations promulgated thereunder; (iv) containing polychlorinated biphenyls; (v) containing asbestos in any form that is or could become friable; (vi) which is radioactive; (vii) which is biologically hazardous; or (viii) the presence of which is regulated by or subject to, or requires investigation or remediation under, any federal, international, state, or local statute, regulation, ordinance, policy or other Environmental Law.

"Intellectual Property" is defined in SECTION 4.18.

"IRS" shall mean the United States Internal Revenue Service.

"Joint Press Release" is defined in SECTION 1.8.7.

"Kinross" is defined in the Preamble.

"Kinross Common Shares" is defined in the Background Section.

"Kinross Securities Filings" is defined in SECTION 3.7.

"Knowledge" shall mean with respect to a Person or the actual knowledge of the officers and directors of such Person and its Subsidiaries.

"Laws" shall mean, collectively, any domestic (federal, state, or local) or foreign law, statute, ordinance, rule, regulation, judgment, decree, order, writ, permit or license of any Governmental Entity.

"Liens" shall mean all mortgages, liens, pledges, claims, charges, security interests or other encumbrances.

"Material" shall mean material to the business, assets, financial condition, operations or results of operations of a Person and its Subsidiaries, taken as a whole.

"Material Adverse Effect" shall mean with respect to a Person any change, effect, occurrence or state of facts that is materially adverse to the business, financial condition, operations or results of operations of such Person and its Subsidiaries, taken as a whole.

"Material Contracts" is defined in SECTION 4.14.2.

"Merger" is defined in the Background Section.

"Most Recent Balance Sheet" is defined in SECTION 4.4.1.

"Most Recent Financial Statements" is defined in SECTION 4.4.1.

"Organizational Documents" shall mean the articles or certificate of incorporation, articles or certificate of formation, bylaws, operating agreement, limited liability company agreement or other similar formation and/or governing documents.

"Parent" is defined in the Preamble.

"Permitted Liens" shall mean (i) Liens securing liabilities which are reflected or reserved against in the most recent balance sheet of Crown filed with the SEC to the extent so reflected or reserved; (ii) Liens for taxes not yet due and payable or which are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on Crown's books in accordance with GAAP; (iii) existing mechanic's, materialmen's, and similar Liens, to the extent that adequate reserves with respect thereto are reflected in the most recent balance sheet of Crown filed with the SEC; (iv) existing purchase money Liens for amounts that are not yet due and payable or which are being contested in good faith if adequate reserves with respect thereto are maintained in Crown's books in accordance with GAAP; (v) with respect to real property, existing Liens arising from easements, covenants, conditions, and restrictions which, individually or in the aggregate, do not Materially interfere with the existing or proposed use of the real property and Liens securing rental payments under capital lease arrangements; and (vi) similar matters of record affecting title to such real property that, individually and in the aggregate, do not and would not Materially detract from the value of such property and assets of the Crown or the Crown Subsidiaries or Materially interfere with the use thereof as currently used.

"Person" shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization.

"Proxy Statement/Prospectus" is defined in SECTION 6.1.

"Purchaser" is defined in the Preamble.

"Purchaser Shares" shall mean the issued and outstanding shares of the common stock, $0.01 par value per share, of Purchaser.

"Qualified Plans" is defined in SECTION 4.8.3.2.

"Registration Statement" is defined in Section 6.1.

"Release" shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, ejecting, injecting, escaping, leaching, migrating, dumping or disposing into the indoor or outdoor environment, including without limitation the abandonment or discarding or disposal of barrels, drums, containers, tanks and other receptacles containing or previously containing any Hazardous Materials.

"Returns" shall mean all United States federal, state, county, local and foreign returns, reports, declarations, claims for refund, information returns and statements with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

"SEC" shall mean the United States Securities and Exchange Commission.

"Securities Act" shall mean the Securities Act of 1933, as amended.

"Solitario" shall mean Solitario Resources Corporation, a Colorado corporation.

"Subsidiary" shall mean, with respect to any Person, an entity that is controlled either directly or indirectly by the Person or in which the Person directly or indirectly owns or controls more than fifty percent of its equity.

"Superior Proposal" is defined in Section 5.1.5.2.

"Surviving Corporation" is defined in SECTION 1.1.

"Tax" and "Taxes" shall mean (i) all United States federal, state, county, local, foreign and other taxes of any kind whatsoever (including, without limitation, income, profits, premium, estimated, excise, sales, use, occupancy, license, gross receipts, franchise, AD VALOREM, severance, capital levy, production, transfer, payroll, stamp, occupation, withholding, employment, unemployment, disability, social security, real property, personal property, transfer import duties and other governmental charges and assessments), whether or not measured in whole or in part by net income, and including deficiencies, interest, additions to tax and penalties with respect thereto, whether disputed or not and (ii) any liability for the payment of any amount of the type described in the immediately preceding clause (iii) as a result of being (A) a "transferee" within the meaning of
Section 6901 of the Code (or any other applicable law) of another person, (B) a member of an affiliated or combined group or (C) pursuant to a tax sharing, tax allocation, or tax indemnity agreement.

"Treasury Regulation" shall mean the Income Tax Regulations promulgated by the United States Department of Treasury under the Code, including Temporary Regulations, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"Washington Act" is defined in SECTION 1.1.

        IN WITNESS WHEREOF, Parent, Purchaser, and Crown have caused this Agreement to be signed as of the date first written above by their respective officers or representatives thereunto duly authorized.

                                     Parent:

                                           KINROSS GOLD CORPORATION


                                           By:  /s/ John Ivany
                                                --------------------------------
                                           Name:  John Ivany
                                                  ------------------------------
                                           Title:  Exec. V.P.
                                                  ------------------------------


                                     Purchaser:

                                           CROWN MERGER CORPORATION


                                           By:  /s/ Scott Caldwell
                                               ---------------------------------
                                           Name:  Scott Caldwell
                                                 -------------------------------
                                           Title:  Director
                                                  ------------------------------


                                     Crown:

                                           CROWN RESOURCES CORPORATION


                                           By:  /s/ Christopher E. Herald
                                               ---------------------------------
                                           Name:  Christopher E. Herald
                                                 -------------------------------
                                           Title:  President, CEO
                                                  ------------------------------


                   SIGNATURE PAGE TO ACQUISITION AGREEMENT AND
                          AGREEMENT AND PLAN OF MERGER

                               FIRST AMENDMENT TO
                            ACQUISITION AGREEMENT AND
                          AGREEMENT AND PLAN OF MERGER

        THIS FIRST AMENDMENT TO ACQUISITION AGREEMENT AND AGREEMENT AND PLAN OF MERGER (this "Amendment") is dated as of April 7, 2004, and entered into by and among KINROSS GOLD CORPORATION, a corporation existing under the laws of the Province of Ontario, Canada ("Parent"), CROWN MERGER CORPORATION, a Washington corporation and a wholly-owned subsidiary of Parent ("Purchaser"), and CROWN RESOURCES CORPORATION, a Washington corporation ("Crown," and together with Purchaser, the "Constituent Corporations").

        A. Parent, Purchaser, and Crown are parties to the Acquisition Agreement and Agreement and Plan of Merger, dated November 20, 2003 (the "Acquisition Agreement"), pursuant to which Purchaser will merger with and into Crown and Crown will become a wholly-owned subsidiary of Parent. The parties wish to amend the Acquisition Agreement as set forth herein. Defined terms contained in this Amendment shall have the meaning ascribed to them in the Acquisition Agreement.

        B. This Amendment is entered into in conformance with Section 9.4 of the Acquisition Agreement which requires that any modification of the Acquisition Agreement be set forth in writing and signed by all parties.

        NOW, THEREFORE, in consideration of the mutual agreements contained in this Amendment, and for other good and valuable consideration, the value, receipt and sufficiency of which are acknowledged, the parties agree as follows:

        1. AMENDMENT TO SUBPARAGRAPH 8.1.2.1. Subparagraph 8.1.2.1 is amended by replacing the date "June 30, 2004" that currently appears in the Acquisition Agreement, with the date "September 30, 2004."

        2. RATIFICATION OF ACQUISITION AGREEMENT. Except as specifically provided in Section 1 hereof, the parties specifically ratify, confirm, and adopt as binding and enforceable, all of the terms and conditions of the Acquisition Agreement.

        IN WITNESS WHEREOF, Parent, Purchaser, and Crown have caused this Amendment to be signed as of the date first written above by their respective officers or representatives thereunto duly authorized.

                                    Parent:

                                             KINROSS GOLD CORPORATION


                                             By: /s/ John Ivany
                                             Name: John Ivany
                                             Title: Executive Vice President


                                    Purchaser:

                                             CROWN MERGER CORPORATION


                                             By: /s/ John Ivany
                                             Name: John Ivany
                                             Title: Director


                                    Crown:

                                             CROWN RESOURCES CORPORATION


                                             By: /s/ Christopher Herald
                                             Name: Christopher Herald
                                             Title: President and CEO



         Signature Page to First Amendment to Acquisition Agreement and
                          Agreement and Plan of Merger

                               SECOND AMENDMENT TO
                            ACQUISITION AGREEMENT AND
                          AGREEMENT AND PLAN OF MERGER

        THIS SECOND AMENDMENT TO ACQUISITION AGREEMENT AND AGREEMENT AND PLAN OF MERGER (this "Amendment") is dated as of September 15, 2004, and entered into by and among KINROSS GOLD CORPORATION, a corporation existing under the laws of the Province of Ontario, Canada ("Parent"), CROWN MERGER CORPORATION, a Washington corporation and a wholly-owned subsidiary of Parent ("Purchaser"), and CROWN RESOURCES CORPORATION, a Washington corporation ("Crown," and together with Purchaser, the "Constituent Corporations").

        A. Parent, Purchaser, and Crown are parties to the Acquisition Agreement and Agreement and Plan of Merger, dated November 20, 2003, as previously amended April 7, 2004 (the "Acquisition Agreement"), pursuant to which Purchaser will merge with and into Crown and Crown will become a wholly-owned subsidiary of Parent. The parties wish to amend the Acquisition Agreement as set forth herein. Defined terms contained in this Amendment shall have the meaning ascribed to them in the Acquisition Agreement.

        B. This Amendment is entered into in conformance with Section 9.4 of the Acquisition Agreement which requires that any modification of the Acquisition Agreement be set forth in writing and signed by all parties.

        NOW, THEREFORE, in consideration of the mutual agreements contained in this Amendment, and for other good and valuable consideration, the value, receipt and sufficiency of which are acknowledged, the parties agree as follows:

        1. AMENDMENT TO SUBPARAGRAPH 8.1.2.1. Subparagraph 8.1.2.1 is amended by replacing the date "September 30, 2004" that currently appears in the Acquisition Agreement, with the date "December 31, 2004."

        2. RATIFICATION OF ACQUISITION AGREEMENT. Except as specifically provided in Section 1 hereof, the parties specifically ratify, confirm, and adopt as binding and enforceable, all of the terms and conditions of the Acquisition Agreement.

        IN WITNESS WHEREOF, Parent, Purchaser, and Crown have caused this Amendment to be signed as of the date first written above by their respective officers or representatives thereunto duly authorized.

                                     Parent:

                                          KINROSS GOLD CORPORATION


                                          By  /s/ John Ivany
                                              John Ivany, Executive Vice
                                              President


                                     Purchaser:

                                           CROWN MERGER CORPORATION


                                           By /s/ John Ivany
                                              John Ivany, Director


                                     Crown:

                                           CROWN RESOURCES CORPORATION


                                           By /s/ Christopher Herald
                                              Christopher Herald, President
                                              and CEO



         Signature Page to Second Amendment to Acquisition Agreement and
                          Agreement and Plan of Merger

                               THIRD AMENDMENT TO
                            ACQUISITION AGREEMENT AND
                          AGREEMENT AND PLAN OF MERGER


        THIS THIRD AMENDMENT TO ACQUISITION AGREEMENT AND AGREEMENT AND PLAN OF MERGER (this "Amendment") is dated as of December 30, 2004, and entered into by and among KINROSS GOLD CORPORATION, a corporation existing under the laws of the Province of Ontario, Canada ("Parent"), CROWN MERGER CORPORATION, a Washington corporation and a wholly-owned subsidiary of Parent ("Purchaser"), and CROWN RESOURCES CORPORATION, a Washington corporation ("Crown," and together with Purchaser, the "Constituent Corporations").

        A. Parent, Purchaser, and Crown are parties to the Acquisition Agreement and Agreement and Plan of Merger, dated November 20, 2003, as previously amended April 7, 2004 and September 15, 2004 (the "Acquisition Agreement"), pursuant to which Purchaser will merge with and into Crown and Crown will become a wholly-owned subsidiary of Parent. The parties wish to amend the Acquisition Agreement as set forth herein. Defined terms contained in this Amendment shall have the meaning ascribed to them in the Acquisition Agreement.

        B. This Amendment is entered into in conformance with Section 9.4 of the Acquisition Agreement which requires that any modification of the Acquisition Agreement be set forth in writing and signed by all parties.

        C. Concurrently with this Amendment, Parent proposes to purchase common stock of Crown as provided in a Stock Purchase Agreement substantially in the form attached hereto as Exhibit A. Certain of the changes in this Amendment are made in contemplation of such purchase.

        D. In light of the unanticipated delay in implementation of the Merger, the parties wish to confirm certain matters relating to the satisfaction, to date, of certain conditions to the obligation of Parent and Purchaser to consummate the Merger

        NOW, THEREFORE, in consideration of the mutual agreements contained in this Amendment, and for other good and valuable consideration, the value, receipt and sufficiency of which are acknowledged, the parties agree as follows:

        1. AMENDMENT TO SECTION 1.7.1. Section 1.7.1 is amended to read, in its entirety, as follows:

        CONVERSION OF CROWN COMMON STOCK. Each share of Crown Common Stock (other than Crown Common Stock held by Parent or Purchaser or by a Dissenter) issued and outstanding immediately prior to the Effective Time will be converted into the right to receive 0.2911 Kinross Common Shares (the "Exchange Ratio"). All outstanding shares of Crown Common Stock as of the Effective Time will automatically be cancelled and will cease to exist. The certificates formerly representing shares of Crown Common Stock to be converted into Kinross Common Shares as described above (each a "Certificate" and, collectively, the "Certificates") will thereafter represent that number of Kinross Common Shares determined by the Exchange Ratio. Such certificates held by Dissenters shall represent the right to pursue such rights as the Dissenter may have under the Washington Act. Such certificates held by Parent or Purchaser shall be cancelled and retired and shall cease to exist and no Kinross Common Shares or other consideration shall be delivered in exchange therefor.

        2. AMENDMENT TO SECTION 8.1.2.1. Section 8.1.2.1 is amended by replacing the date "December 31, 2004" that currently appears in the Acquisition Agreement, with the date "May 31, 2005."

        3.      AMENDMENT TO SECTION 7.1. The introductory paragraph of Section
7.1 is amended by deleting therefrom the language "pursuant to SECTION 7.5".

        4. CONFIRMATION AND WAIVER. Pursuant to the introductory paragraph of Section 7.3, Parent and Purchaser:

        (a) waive the conditions expressed in Sections 7.3.5, 7.3.7 and 7.3.8; and

        (b) waive the conditions expressed in Sections 7.3.2 and 7.3.3 insofar as such conditions apply as a consequence of an act, event or condition, of which Parent and Purchaser are currently aware, that occurred prior to or that exists as of the date of this Amendment.

Parent, Purchaser and Crown represent and warrant as of the date of this Amendment that they are not aware of any condition in Section 7.3.2 or 7.3.3 that would constitute, individually or in the aggregate a Material Adverse Effect on the business, properties or prospects of Crown.

        5. CONSENT TO SALE OF STOCK. For the purpose of Section 5.1 of the Acquisition Agreement, Parent consents to the sale of Crown Common Stock as described in Exhibit A.

        6. RATIFICATION OF ACQUISITION AGREEMENT. Except as specifically provided in Sections 1 through 5 hereof, the parties specifically ratify, confirm, and adopt as binding and enforceable, all of the terms and conditions of the Acquisition Agreement.

        IN WITNESS WHEREOF, Parent, Purchaser, and Crown have caused this Amendment to be signed as of the date first written above by their respective officers or representatives thereunto duly authorized.

                                     Parent:

                                          KINROSS GOLD CORPORATION


                                          By  /s/ Lars-Eric Johansson
                                              Lars-Eric Johansson, Duly
                                              Authorized Officer


                                     Purchaser:

                                          CROWN MERGER CORPORATION


                                          By  /s/ Lars-Eric Johansson
                                              Lars-Eric Johansson, Director


                                     Crown:

                                          CROWN RESOURCES CORPORATION


                                          By  /s/ Christopher Herald
                                              Christopher Herald, President and
                                              CEO



         SIGNATURE PAGE TO THIRD AMENDMENT TO ACQUISITION AGREEMENT AND
                          AGREEMENT AND PLAN OF MERGER

                                    EXHIBIT A

                           CROWN RESOURCES CORPORATION
                            STOCK PURCHASE AGREEMENT

                                 (SEE ATTACHED)

                           CROWN RESOURCES CORPORATION
                            STOCK PURCHASE AGREEMENT

        This agreement is dated as of December 30, 2004 and is by and between CROWN RESOURCES CORPORATION, a Washington corporation, ("Crown") and KINROSS GOLD CORPORATION, a corporation existing under the laws of the Province of Ontario, Canada ("Kinross"). Crown and Kinross are parties to an Acquisition Agreement and Agreement and Plan of Merger, dated November 20, 2003, as previously amended April 7, 2004 and September 15, 2004, (the "Merger Agreement") pursuant to which a subsidiary of Kinross will merge with and into Crown and Crown will become a wholly-owned subsidiary of Kinross (the "Merger"). As a result of delays in the implementation of the Merger, Crown has incurred costs, and expects to continue to incur costs, relating to permitting of its principal property ("Permitting Activities") that it would have incurred as a subsidiary of Kinross had the Merger been consummated on the anticipated schedule. It is currently anticipated that the Merger will be consummated on or before May 31, 2005. In order to provide Crown with the funds required to continue Permitting Activities as scheduled, Crown has agreed to sell to Kinross and Kinross has agreed to purchase from Crown, in each case upon the terms and subject to the conditions set forth below, newly issued shares of Crown Common Stock.

        NOW, THEREFORE, the parties agree as follows:

        1. PURCHASE OF CROWN COMMON STOCK. Crown agrees to sell to Kinross and Kinross agrees to purchase from Crown 511, 640 newly issued shares of Crown Common Stock (the "Shares"). The purchase price for the Shares is US$1 million, payable in cash by wire transfer against delivery of a certificate representing the Shares. The purchase price has been calculated based on the average closing price of the Crown Common Stock, as reported by NASDAQ, for the twenty trading days immediately preceding the date of this Agreement. The purchase of the Shares shall be consummated on or before January 17, 2005.

        2. REPRESENTATIONS, WARRANTIES AND COVENANTS OF CROWN. Crown represents, warrants and covenants to Kinross as follows:

        2.1 ORGANIZATION AND STANDING. Crown is a corporation duly organized, validly existing and in good standing under the laws of the State of Washington.

        2.2 AUTHORIZATION AND BINDING OBLIGATION. Crown has the necessary corporate power and authority to enter into and perform this Agreement and to issue and sell the Shares to Kinross. Crown's execution, delivery and performance of this Agreement has been duly and validly authorized by all necessary action on its part. This Agreement has been duly executed and delivered by Crown and constitutes the legal, valid and binding obligation of Crown, enforceable against Crown in accordance with its terms, except as enforceability thereof may be limited by applicable bankruptcy, insolvency, moratorium or similar laws affecting creditors' rights generally and by the exercise of judicial discretion in accordance with equitable principles.

        2.3 ABSENCE OF CONFLICTING AGREEMENTS OR REQUIRED CONSENTS. The execution, delivery and performance of this Agreement by Crown will not violate any pre-emptive or other contractual or statutory right of any other person enforceable against Crown and no consent of any person is required as a condition of Crown's performance under this Agreement.

        2.4 BROKERAGE. Crown has not entered into any agreements for brokerage commissions, finders' fees or similar compensation in connection with the sale of the Shares.

        2.5 USE OF PROCEEDS. Crown intends to use the proceeds from the issuance of Shares under this Agreement ("Proceeds") to pay governmental fees, consultant fees and other third party costs incurred with respect to Permitting Activities. Crown will not: (a) pay any Proceeds, directly or indirectly, to any shareholder or warrant holder of Crown; or (b) apply the Proceeds to pay any indebtedness of Crown with respect to which any Crown shareholder or warrant holder is liable or a guarantor.

        2.6 ACCOUNTING FOR USE OF PROCEEDS. Crown will maintain records adequate to demonstrate that the Proceeds and assets of the Account were used in the manner permitted by Section 2.5, and will provide copies of such records to Kinross at Kinross' request.


        3. REPRESENTATIONS AND WARRANTIES OF KINROSS. Kinross represents and warrants to Crown as follows:

        3.1 ORGANIZATION AND STANDING. Kinross is a corporation duly organized, validly existing and in good standing under the laws of the Province of Ontario, Canada.

        3.2 AUTHORIZATION AND BINDING OBLIGATION. Kinross has the necessary corporate power and authority to enter into and perform this Agreement and to purchase the Shares from Crown. Kinross' execution, delivery and performance of this Agreement has been duly and validly authorized by all necessary action on its part. This Agreement has been duly executed and delivered by Kinross and constitutes the legal, valid and binding obligation of Kinross, enforceable against Kinross in accordance with its terms, except as enforceability thereof may be limited by applicable bankruptcy, insolvency, moratorium or similar laws affecting creditors' rights generally and by the exercise of judicial discretion in accordance with equitable principles.

        3.3 ABSENCE OF CONFLICTING AGREEMENTS OR REQUIRED CONSENTS. The execution, delivery and performance of this Agreement by Kinross will not violate any pre-emptive or other contractual or statutory right of any other person enforceable against Kinross and no consent of any person is required as a condition of Kinross' performance under this Agreement.

        3.4 BROKERAGE. Kinross has not entered into any agreements for brokerage commissions, finders' fees or similar compensation in connection with the sale of the Shares.

        3.5 PURCHASE FOR OWN ACCOUNT. Kinross is purchasing the Shares for investment for its own account and not with a view to distribution or resale.

        3.6 KNOWLEDGE AND EXPERIENCE Kinross has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Shares and is able to bear the economic risks of an investment in the Shares for an indefinite period of time.

        3.7 RECEIPT OF INFORMATION. Kinross has met with officers of Crown, has had an opportunity to ask questions and receive answers concerning Crown and the terms and conditions of an investment in Crown, and has received all information that it believes is necessary or desirable in connection with an investment in the Shares.

        3.8 ACKNOWLEDGEMENT OF RESTRICTION. Kinross understands that the Shares will be "restricted stock" under applicable United States securities laws, that, as such, the Shares may not be resold in any transaction to which United States securities laws apply except pursuant to registration or an applicable exemption therefrom, and that a legend to that affect will be placed on the certificate representing the Shares.

        3.9 NO INCONSISTENT REPRESENTATIONS OR WARRANTIES. Kinross acknowledges that no representative of Crown has, in contemplation of Kinross' purchase of the Shares, made any representations or warranties with respect to the value or performance of Crown or that are inconsistent with the statements in this Agreement.

        4. GOVERNING LAW. This Agreement is governed by and to be construed in accordance with the laws of Washington, without regard to conflict of law principles.

        5. COUNTERPARTS. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which shall constitute one instrument.

        6. ENTIRE AGREEMENT; MODIFICATIONS. This Agreement, constitutes the entire understanding of the parties hereto with respect to the issuance and sale of the Shares and no amendment, modification or alteration will be binding unless the same is in writing signed by the party against whom any such amendment, modification or alteration is sought to be enforced.

IN WITNESS WHEREOF, the parties have executed this Subscription Agreement.


KINROSS GOLD CORPORATION                   CROWN RESOURCES CORPORATION


By: /s/ Lars-Eric Johansson                By:  /s/ Christopher Herald
Lars-Eric Johansson, Executive Vice        Christopher Herald, President and CEO
President

                               FOURTH AMENDMENT TO
                            ACQUISITION AGREEMENT AND
                          AGREEMENT AND PLAN OF MERGER


        THIS FOURTH AMENDMENT TO ACQUISITION AGREEMENT AND AGREEMENT AND PLAN OF MERGER (this "Amendment") is dated as of May 31, 2005, and entered into by and among KINROSS GOLD CORPORATION, a corporation existing under the laws of the Province of Ontario, Canada ("Parent"), CROWN MERGER CORPORATION, a Washington corporation and a wholly owned subsidiary of Parent ("Purchaser"), and CROWN RESOURCES CORPORATION, a Washington corporation ("Crown," and together with Purchaser, the "Constituent Corporations").

        A. Parent, Purchaser, and Crown are parties to the Acquisition Agreement and Agreement and Plan of Merger, dated November 20, 2003, as previously amended April 7, 2004, September 15, 2004, and December 30, 2004 (the "Acquisition Agreement"), pursuant to which Purchaser will merge with and into Crown and Crown will become a wholly owned subsidiary of Parent. The parties wish to amend the Acquisition Agreement as set forth herein. Defined terms contained in this Amendment shall have the meaning ascribed to them in the Acquisition Agreement.

        B. This Amendment is entered into in conformance with Section 9.4 of the Acquisition Agreement which requires that any modification of the Acquisition Agreement be set forth in writing and signed by all parties.

        C. On or before June 20, 2005, Parent proposes to cause an affiliate to purchase from Crown a Convertible Debenture, in the principal amount of U.S. $10 million, convertible into shares of Crown's common stock, substantially in the form attached hereto as Exhibit A. Certain of the changes in this Amendment are made in contemplation of such purchase.

        NOW, THEREFORE, in consideration of the mutual agreements contained in this Amendment, and for other good and valuable consideration, the value, receipt and sufficiency of which are acknowledged, the parties agree as follows:

        1. AMENDMENT TO SECTION 1.7.1. Section 1.7.1 is amended to read, in its entirety, as follows:

        CONVERSION OF CROWN COMMON STOCK. Each share of Crown Common Stock (other than Crown Common Stock held by Parent or Purchaser or by a Dissenter) issued and outstanding immediately prior to the Effective Time will be converted into the right to receive 0.34 Kinross Common Shares (the "Exchange Ratio"). Notwithstanding the foregoing, in the event that the value for the total number of Kinross Common Shares to be issued in exchange for, or on exercise or conversion of, all Crown Common Stock, Warrants, or other instruments or securities convertible into shares of Crown Common Stock outstanding as of the Closing Date (including Kinross Common Shares that would be issued to Dissenters if they had not asserted their right to dissent, but excluding Kinross Common Shares that would be issued for any Crown Common Stock held by Parent or Purchaser) shall be less than $77.5 million or more than $110 million, the Exchange Ratio shall be adjusted. In the event that the total value is less than $77.5 million, the Exchange Ratio shall be increased so that the value of the total number of Kinross Common Shares issuable shall be equal to $77.5 million. In the event that the total value is greater than $110 million, the Exchange Ratio shall be decreased so that the value of the total number of Kinross Shares issuable shall be equal to $110 million. For purposes of the foregoing calculations, the value of the Kinross Common Shares issuable shall be determined based on the weighted average closing price of the Kinross Common Shares as reported by the New York Stock Exchange (or such other principal United States trading market as the Kinross Common Shares may then be traded on) for the 20 trading day period ended on the day prior to the Closing Date. All outstanding shares of Crown Common Stock as of the Effective Time will automatically be cancelled and will cease to exist. The certificates formerly representing shares of Crown Common Stock to be converted into Kinross Common Shares as described above (each a "Certificate" and, collectively, the "Certificates") will thereafter represent that number of Kinross Common Shares determined by the Exchange Ratio. Such certificates held by Dissenters shall represent the right to pursue such rights as the Dissenter may have under the Washington Act. Such certificates held by Parent or Purchaser shall be cancelled and retired and shall cease to exist and no Kinross Common Shares or other consideration shall be delivered in exchange therefor.

        2. AMENDMENT TO SECTION 8.1.2.1. Section 8.1.2.1 is amended to read, in its entirety, as follows:

        The consummation of the Merger has not occurred by (i) March 31, 2006, so long as Kinross has filed audited financial statements for the year ended December 31, 2004 with the Securities and Exchange Commission by December 31, 2005, or (ii) December 31, 2005, if such financial statements have not been filed; provided, in each case, that the party seeking to terminate this Agreement pursuant to this clause has not breached in any Material respect its obligations under this Agreement in any manner that has contributed to the failure of the consummation of the Merger on or before such date;

        3.      CONSENT TO SALE OF CONVERTIBLE DEBENTURE. For the purpose of
Section 5.1 of the Acquisition Agreement, Parent consents to the sale of the Convertible Debenture, and the issuance of Crown Common Stock upon conversion thereof, as described in Exhibit A.

        4. CONSENT TO PAYMENT OF DIVIDEND. For the purposes of Section 5.1 of the Acquisition Agreement, Parent consents to allow the Crown Board, in its sole discretion, to declare and authorize the payment by Crown of a dividend (the "Contemplated Dividend") to the holders of Crown Common Stock, in an amount not to exceed $0.21 per outstanding share of Crown Common Stock, as of the record date for such dividend, to be paid on or before September 30, 2005.

        5. TAX CONSEQUENCES. Parent and Crown acknowledge that if Crown declares and pays the Contemplated Dividend, the provisions of the Acquisition Agreement tax treatment of the Merger, including, without limitation, Sections 6.8, 6.11, and 7.2.4 of the Acquisition Agreement, will not apply. Accordingly, Sections 6.8, 6.11, and 7.2.4 and any other provisions of the Acquisition Agreement apply to the originally contemplated tax treatment, shall be of no further force or effect in the event that the Contemplated Dividend is paid.

        6. PAYMENT OF THIRD-PARTY PERMITTING COSTS. If the Contemplated Dividend is paid, Parent agrees to pay for all third-party permitting costs pertaining to the permitting of the Buckhorn Mountain project, including invoices for past permitting costs, received by Crown after June 1, 2005.

        7. TOLL MILLING AGREEMENT. The parties confirm that, in the event that the merger (as contemplated in the Acquisition Agreement) has not closed prior to March 31, 2006, or such later date as may be mutually agreed to by the parties, the Toll Milling Agreement between Crown and Echo Bay Minerals Company, a wholly-owned subsidiary of Parent, dated November 11, 2003, shall not terminate solely as a result of the merger not being consummated (although, depending on the circumstances, the parties may have the right to terminate the agreement, all as otherwise provided in the Toll Milling Agreement) and that the Toll Milling Agreement will remain in full force and effect, subject to the terms thereof.

        8. DIRECTORS' FEES AND EXECUTIVE OFFICER COMPENSATION. Parent acknowledges and consents to the matters set forth in the Crown Board Consent Resolution dated May 3, 2005, that has previously been provided to Parent pertaining to 2005 Crown Board fees and Executive Officer compensation.

        9. RATIFICATION OF ACQUISITION AGREEMENT. Except as specifically provided in Sections 1 through 8 hereof, the parties specifically ratify, confirm, and adopt as binding and enforceable, all of the terms and conditions of the Acquisition Agreement.


      [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS]

        IN WITNESS WHEREOF, Parent, Purchaser, and Crown have caused this Amendment to be signed as of the date first written above by their respective officers or representatives thereunto duly authorized.

                                       Parent:

                                           KINROSS GOLD CORPORATION


                                           By  /s/ John Ivany
                                               John Ivany, Duly Authorized
                                               Officer


                                       Purchaser:

                                           CROWN MERGER CORPORATION


                                           By  /s/ John Ivany
                                               John Ivany, Director


                                       Crown:

                                           CROWN RESOURCES CORPORATION


                                           By  /s/ Christopher Herald
                                               Christopher Herald, President and
                                               CEO



         SIGNATURE PAGE TO FOURTH AMENDMENT TO ACQUISITION AGREEMENT AND
                          AGREEMENT AND PLAN OF MERGER

                                    EXHIBIT A

                           CROWN RESOURCES CORPORATION
                              CONVERTIBLE DEBENTURE

                                 (SEE ATTACHED)

                 UNLESS PERMITTED UNDER SECURITIES LEGISLATION,
                 THE HOLDER OF THIS SECURITY MUST NOT TRADE THE
                        SECURITY BEFORE OCTOBER 21, 2005.

                THE LEGEND ABOVE MAY BE REMOVED AT THE REQUEST OF
               THE HOLDER OF THIS SECURITY AFTER OCTOBER 21, 2005


                              CONVERTIBLE DEBENTURE


U.S. $10,000,000                                            Dated: June 20, 2005

        The undersigned, CROWN RESOURCES CORPORATION, a Washington corporation ("Borrower"), promises to pay to KINROSS GOLD CORPORATION, a corporation existing under the laws of the Province of Ontario (hereinafter, together with any subsequent holder of this Debenture, referred to as "Lender"), at 52nd Floor Scotia Plaza, 40 King Street West, Toronto, Ontario Canada M5H 3Y2, or at such other place as Lender may designate, in lawful money of the United States, the principal sum of TEN MILLION DOLLARS AND NO/100 ($10,000,000), together with interest from the date hereof on the unpaid principal represented by this Debenture, payable as hereinafter provided.

        1. Borrower shall pay to Lender the principal amount of this Debenture five (5) years from the date hereof (the "Repayment Date"). On the Repayment Date, the entire then-remaining unpaid principal balance, plus any accrued and unpaid interest and all other fees and amounts required by this Debenture, shall be due and payable in full.

        2. The outstanding principal balance of this Debenture shall bear interest for each day from the date hereof, including the date such principal and interest accrued thereon is repaid in full, or converted as provided in
Section 3 below, at a rate per annum equal to four percent (4%). Interest shall accrue based upon a year of 360 days. Interest shall be payable on the unpaid principal balance of this Debenture yearly on the anniversary dates of the date hereof, beginning one year from the date hereof, and continuing on each successive anniversary date of the date hereof until the Repayment Date. Notwithstanding the foregoing, however, Borrower may defer the required interest payments hereunder due on the first and second anniversaries of the date hereof, and in such case, all accrued and unpaid interest due for the first three years under this Debenture shall be due and payable on the date that is three years from the date hereof.

        3. The outstanding principal balance hereof, plus any accrued and unpaid interest thereon (the "Conversion Value"), or any portion thereof, shall be convertible into shares of common stock of Borrower (the "Common Stock"), on the basis of one share of Common Stock per each 1.72414 dollars ($1.72414) of the Conversion Value, at any time subsequent to September 30, 2005, at the sole option of the Lender. Notwithstanding the foregoing, the outstanding principal balance hereof, plus any accrued and unpaid interest thereon shall be automatically converted into the Common Stock as of the day immediately prior to the closing of the transactions contemplated by that certain Acquisition Agreement and Agreement and Plan of Merger, dated as of November 20, 2003, as amended, entered into by, among others, the Lender and the Borrower (the "Merger Agreement"). In the event the Merger Agreement is terminated other than on the default of Borrower, and provided Borrower is not in default hereunder, Borrower shall have the right to cause the conversion of this Debenture to common stock of Borrower on the terms set forth above by delivering 30 days prior written notice to Lender.

        4. The number and character of Borrower's common shares issuable upon conversion of this Debenture shall be adjusted upon the occurrence of any of the following events: (i) in the event that Borrower shall fix a record date for the determination of holders of securities affected by any stock split, stock dividend, stock consolidation, reclassification, recapitalization or other similar event that will affect the number of outstanding shares of Borrower's capital stock without additional amounts being paid to Borrower, then, and in each such case, Lender, upon conversion of this Debenture at any time after such record date for such event, shall receive that number of shares of Borrower's common stock (or other securities into which the common stock may have been converted) to which Lender would have been entitled if it had converted this Debenture immediately prior to such record date; and (ii) in the event that Borrower, after the date hereof, shall reorganize, consolidate with, or merge into another entity or convey all or substantially all of its assets to another entity, then Lender, upon the conversion of this Debenture at any time after the consummation of such transaction, shall be entitled to receive, in lieu of the securities and property receivable upon the conversion of this Debenture prior to such consummation, the stock or other securities or property to which Lender would have been entitled to receive upon the consummation of such transaction if it had converted this Debenture immediately prior thereto, and the successor or purchasing corporation in such transaction shall duly execute and deliver to Lender an acknowledgement of its obligations hereunder.

        5. Each payment under this Debenture shall be applied first to the payment of Lender's costs, fees and expenses as provided herein, second, to accrued but unpaid interest due under this Debenture, and third, to the reduction of unpaid principal owing under this Debenture.

        6. Lender is purchasing the Debenture for its own account and not with a view to distribution or resale. Until the termination or consummation of the Merger Agreement, Lender agrees not to transfer this Debenture or the shares of common stock issuable on conversion of the Debenture to any person other than an entity controlled by, controlling or under common control with Lender.

        7. If one or more of the following events (each an "Event of Default") shall have occurred and be continuing:

                (a) Borrower shall fail to pay any principal of this Debenture when due, or interest thereon or any fees or any other amounts payable hereunder within 10 days after the due date thereof;

                (b) Borrower shall fail to pay its debts generally as they become due, or shall file a petition, proceeding, case or action for relief under any bankruptcy, reorganization, insolvency or moratorium law, rule, regulation, statute or ordinance (each a "Law"), or any other Law for the relief of, or related to, debtors; or

                (c) Any involuntary petition is filed under any bankruptcy or similar Law against Borrower, or a receiver, trustee, liquidator, assignee, custodian, sequestrator or other similar official is appointed to take possession of any of the assets or properties of Borrower;

then, and in every such event, without notice to Borrower or any other act by Lender, the entire unpaid principal balance hereunder, together with all accrued but unpaid interest and all fees and charges required by this Debenture, shall, at the option of Lender, at once become due and payable without presentment, demand, protest or notice of any kind, all of which are hereby waived by Borrower (time being the essence hereof). The failure of Lender to exercise any right or remedy upon the occurrence or continuance of an Event of Default shall not constitute or be construed to constitute a waiver of any right or remedy of Lender.

        8. Notwithstanding any other provision contained in this Debenture or in any agreement, document or instrument related to the transaction of which this Debenture is a part: (a) the rates of interest and charges and the payments provided for herein and therein shall in no event exceed the rates and charges and the payments which would result in interest being charged at a rate equaling the maximum allowed by law; and (b) if, for any reason whatsoever, Lender ever receives as interest (or as a charge in the nature of interest) in connection with the transaction of which this Debenture is a part an amount which would result in interest being charged at a rate exceeding the maximum allowed by law, such amount or portion thereof as would otherwise be excessive interest shall automatically be applied toward reduction of the unpaid principal balance then outstanding hereunder. Any such amount shall not be applied toward payment of interest (or toward payment of a charge in the nature of interest).

        9. In the event that (a) any payment under this Debenture is not made at the time and in the manner required hereunder, (b) Lender incurs any costs of collection or other costs reasonably necessary for the protection of the interest of Lender with respect to this Debenture, or (c) Lender exercises its right to accelerate the maturity of the obligations hereunder, Borrower agrees to pay any and all costs and expenses (regardless of the particular nature thereof and whether incurred before or after the initiation of suit or before or after judgment) which may be incurred by Lender in connection with the enforcement of any of its rights under this Debenture, including court costs and attorneys' fees.

        10. The undersigned hereby waives presentment for payment and notice or dishonor of this Debenture.

        11. Subject to the restrictions of Section 6 hereof, Lender may assign this Debenture and/or any interest therein without the approval, consent or permission of Borrower.

        12. Except as expressly set forth to the contrary in this Debenture, all notices, requests, or consents provided for or permitted to be given under this Debenture must be in writing and shall be deemed delivered: (i) upon delivery if delivered in person or by telecopy with confirmation of receipt;
(ii) three business days after deposit in the United States or Canadian mail, addressed to the recipient, postage prepaid, and registered or certified with return receipt requested; or (iii) one business day after deposit with a national overnight courier. Such notices, demands, and other communications shall be sent to each party at the address or telecopy number indicated below:

                If to Lender:

                Kinross Gold Corporation
                52nd Floor Scotia Plaza
                40 King Street West
                Toronto, Ontario Canada M5H 3Y2
                Telephone: (416) 365-5123
                Facsimile: (416) 363-6622
                with a copy to:

                Keith L. Pope
                Parr Waddoups Brown Gee & Loveless
                185 South State Street, Suite 1300
                Salt Lake City, Utah 84111-1537
                Telephone: (801) 531-7840
                Facsimile: (801) 532-7750

                If to Borrower:

                Crown Resources Corporation
                4251 Kipling Street, Suite 390
                Wheat Ridge, Colorado  80033
                Telephone: (303) 534-1030
                Facsimile: (303) 534-1809

                with a copy to:

                John J. Halle
                Stoel Rives LLP
                900 S.W. Fifth Avenue, Suite 2600
                Portland, Oregon  97204-1268
                Telephone: (503) 224-3380
                Facsimile: (503) 220-2480

or to such other address or telecopy number of such other person as the recipient party has specified by prior written notice to the sending party.

        13. Except for matters governed by federal law, all other issues and questions concerning the construction, validity, enforcement and interpretation of this Debenture and the exhibits and schedules hereto shall be governed by, and construed in accordance with, the laws of the State of Washington, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Washington or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Washington.



      [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS]

        IN WITNESS WHEREOF, Borrower has caused this Debenture to be signed in its name as of the date first above written.

                                              "BORROWER"

                                              CROWN RESOURCES CORPORATION
                                              a Washington corporation


                                              By: /s/ Christopher E. Herald
                                                  -------------------------
                                              Name: Christopher E. Herald
                                                    ---------------------
                                              Its: President and CEO
                                                   -----------------

                               FIFTH AMENDMENT TO
                            ACQUISITION AGREEMENT AND
                          AGREEMENT AND PLAN OF MERGER


        THIS FIFTH AMENDMENT TO ACQUISITION AGREEMENT AND AGREEMENT AND PLAN OF MERGER (this "Amendment") is dated as of February 24, 2006, and entered into by and among KINROSS GOLD CORPORATION, a corporation existing under the laws of the Province of Ontario, Canada ("Parent"), CROWN MERGER CORPORATION, a Washington corporation and a wholly owned subsidiary of Parent ("Purchaser"), and CROWN RESOURCES CORPORATION, a Washington corporation ("Crown," and together with Purchaser, the "Constituent Corporations").

        A. Parent, Purchaser, and Crown are parties to the Acquisition Agreement and Agreement and Plan of Merger, dated November 20, 2003, as previously amended April 7, 2004, September 15, 2004, December 30, 2004, and May 31, 2005 (the "Acquisition Agreement"), pursuant to which Purchaser will merge with and into Crown and Crown will become a wholly owned subsidiary of Parent. The parties wish to amend the Acquisition Agreement as set forth herein. Defined terms contained in this Amendment shall have the meaning ascribed to them in the Acquisition Agreement.

        B. This Amendment is entered into in conformance with Section 9.4 of the Acquisition Agreement which requires that any modification of the Acquisition Agreement be set forth in writing and signed by all parties.

        NOW, THEREFORE, in consideration of the mutual agreements contained in this Amendment, and for other good and valuable consideration, the value, receipt and sufficiency of which are acknowledged, the parties agree as follows:

        1. AMENDMENT TO SECTION 1.7.1. Section 1.7.1 is amended to read, in its entirety, as follows:

        CONVERSION OF CROWN COMMON STOCK. Each share of Crown Common Stock (other than Crown Common Stock held by Parent or Purchaser or by a Dissenter) issued and outstanding immediately prior to the Effective Time will be converted into the right to receive 0.32 Kinross Common Shares (the "Exchange Ratio"). All outstanding shares of Crown Common Stock as of the Effective Time will automatically be cancelled and will cease to exist. The certificates formerly representing shares of Crown Common Stock to be converted into Kinross Common Shares as described above (each a "Certificate" and, collectively, the "Certificates") will thereafter represent that number of Kinross Common Shares determined by the Exchange Ratio. Such certificates held by Dissenters shall represent the right to pursue such rights as the Dissenter may have under the Washington Act. Such certificates held by Parent or Purchaser shall be cancelled and retired and shall cease to exist and no Kinross Common Shares or other consideration shall be delivered in exchange therefor.

        2.      AMENDMENT TO THE BACKGROUND SECTION AND TO SECTION 1.8.

        The amount 0.2911 is changed to 0.32 in the first paragraph under Background and in Section 1.8 of the Agreement

        3. AMENDMENT TO SECTION 8.1.2.1. Section 8.1.2.1 is amended to read, in its entirety, as follows:

        The consummation of the Merger has not occurred by December 31, 2006, provided that the party seeking to terminate this Agreement pursuant to this clause has not breached in any Material respect its obligations under this Agreement in any manner that has contributed to the failure of the consummation of the Merger on or before such date;

        4. ROYALTY OBLIGATION. Crown has a royalty obligation payable to Newmont Mining Corporation ("Newmont") with respect to the Buckhorn Mountain Project that can be satisfied in full by the payment of $2 million (the "Buy Out Amount") to Newmont at any time prior to July 23, 2006. In the event that the transaction contemplated by this Acquisition Agreement is not closed prior to July 1, 2006, Crown agrees to pay the Buy Out Amount to Newmont if it determines that it is appropriate to do so, or if it is requested by Kinross to do so. In either such event, Kinross will, at the request of Crown, loan up to $2 million to Crown in order to permit it to pay the Buy Out Amount to Newmont prior to July 23, 2006. Any such loan would bear interest at the prime rate published for major U.S. financial institutions in the WALL STREET JOURNAL on the day preceding the loan, plus 3%. Interest would be paid quarterly in arrears and the principal, plus any other unpaid amounts, would be due 3 years subsequent to the date of the loan.

        5. RATIFICATION OF ACQUISITION AGREEMENT. Except as specifically provided in Sections 1 through 4 hereof, the parties specifically ratify, confirm, and adopt as binding and enforceable, all of the terms and conditions of the Acquisition Agreement.


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                                       2

        IN WITNESS WHEREOF, Parent, Purchaser, and Crown have caused this Amendment to be signed as of the date first written above by their respective officers or representatives thereunto duly authorized.

                                     Parent:

                                          KINROSS GOLD CORPORATION


                                          By /s/ Hugh A. Agro
                                             ----------------
                                             Hugh A. Agro, Sr. Vice-President


                                     Purchaser:

                                          CROWN MERGER CORPORATION


                                          By /s/ Lars-Eric Johansson
                                             -----------------------
                                             Lars-Eric Johansson, Authorized
                                             Officer


                                     Crown:

                                          CROWN RESOURCES CORPORATION


                                          By /s/ Christopher Herald
                                             ----------------------
                                             Christopher Herald, President and
                                             CEO

                                    EXHIBIT B

                              CONVERTIBLE DEBENTURE

  See Exhibit A to the Fourth Amendment to Acquisition Agreement and Agreement and Plan of Merger, which is included in Exhibit A attached hereto